Energy Fuels Inc.

Consolidated Financial Statements

     For the 15 months ended
December 31, 2013 and the 12 months ended
September 30, 2012
(Expressed in U.S. Dollars)

KPMG LLP
Chartered Professional Accountants	Telephone	(416) 777-8500
Bay Adelaide Centre	Fax	(416) 777-8818
333 Bay Street Suite 4600	Internet	www.kpmg.ca
Toronto ON M5H 2S5
Canada

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of Energy Fuels Inc.

We have audited the accompanying consolidated financial statements of Energy Fuels Inc., which comprise the consolidated statements of financial position as at December 31, 2013 and September 30, 2012, the consolidated statements of comprehensive income (loss), shareholders’ equity and cash flows for the fifteen-month period ended December 31, 2013 and year ended September 30, 2012, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
(“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Energy Fuels Inc. as at December 31, 2013 and September 30, 2012, and its consolidated financial performance and its consolidated cash flows for the fifteen-month period ended December 31, 2013 and year ended September 30, 2012 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants
March 26, 2014
Toronto, Canada

ENERGY FUELS INC.
Consolidated Statements of Financial Position
(Expressed in thousands of U.S. dollars)

	December 31, 2013	September 30, 2012
		(Revised, Note 5)
ASSETS

Current assets
Cash and cash equivalents	$6,628	$13,657
Marketable securities (Note 9)	409	1,627
Trade and other receivables (Note 10)	653	15,268
Inventories (Note 11)	28,040	28,180
Assets held for sale (Note 12)	4,415	-
Prepaid expenses and other assets	757	466
	40,902	59,198
Non-current
Inventories (Note 11)	-	2,688
Property, plant and equipment (Note 12)	100,969	119,524
Investment in Virginia Energy Resources Inc. (Note 6)	1,012	-
Intangible assets (Note 14)	7,772	13,909
Restricted cash (Note 15)	25,478	28,525
	$176,133	$223,844

LIABILITIES & SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$5,442	$15,347
Deferred revenue	1,429	1,150
Current portion of long-term liabilities
Decommissioning liability (Note 15)	172	43
Loans and borrowings (Note 16)	378	724
	7,421	17,264
Non-current
Long-term decommissioning liability (Note 15)	13,627	15,156
Long-term loans and borrowings (Note 16)	17,952	22,765
	39,000	55,185

Shareholders' equity
Capital stock (Note 18)	$232,089	$178,745
Contributed surplus (Note 18)	21,182	17,906
Share purchase warrants (Note 18)	4,838	6,002
Deficit	(120,366)	(33,041)
Accumulated other comprehensive loss	(610)	(953)
	137,133	168,659
	$176,133	$223,844

Additional footnote references

   Commitments and contingencies (Note 23)
   Subsequent events (Note 12 and 25)

Approved by the Board

(signed) Stephen P. Antony , Director

(signed) Larry Goldberg , Director

The accompanying notes are an integral part of these consolidated financial statements.

ENERGY FUELS INC.
Consolidated Statements of Comprehensive Income (Loss)
(Expressed in thousands of U.S. dollars, except per share amounts)

	15 month	12 month
	period ended	period ended
	December 31,	September 30,
	2013	2012
		(Revised, Note 5)

REVENUES (Note 22)	$73,248	$25,028

COST OF SALES
Production cost of sales	(56,802)	(21,093)
Depreciation, depletion and amortization (Note 22)	(7,710)	(617)
Impairment of inventories (Note 11)	(3,269)	-
TOTAL COST OF SALES	(67,781)	(21,710)
GROSS PROFIT	5,467	3,318
Care and maintenance expenses (Note 12)	(5,402)	-
Selling, general and administrative expenses (Note 22)	(24,897)	(11,442)
Finance income (expense) (Note 22)	960	(1,869)
Gain on purchase of Denison US Mining Division (Note 5)	-	40,631
Impairment of property, plant and equipment (Note 13)	(60,257)	(24,022)
Impairment of Virginia Energy Resources (Note 6)	(1,941)	-
Other expense (Note 22)	(1,255)	(5,082)
NET PROFIT (LOSS) BEFORE TAXES	(87,325)	1,534
Income tax expense (Note 21)	-	-
NET PROFIT (LOSS) FOR THE PERIOD	(87,325)	1,534
ITEMS THAT MAY BE RECLASSIFIED TO PROFIT OR LOSS
Share of other comprehensive loss of Virginia Energy Resources Inc. (Note 6)	(38)	-
Foreign currency translation adjustment	381	298
COMPREHENSIVE INCOME (LOSS) FOR THE PERIOD	$(86,982)	$1,832

EARNINGS (LOSS) PER COMMON SHARE
BASIC AND DILUTED EARNINGS (LOSS) PER SHARE (Note 19)	$(5.61)	$0.26

The accompanying notes are an integral part of these consolidated financial statements.

ENERGY FUELS INC.
Consolidated Statements of Shareholders' Equity
(Expressed in thousands of U.S. dollars)

	15 month	12 month
	period ended	period ended
	December 31,	September 30,
	2013	2012
		(Revised, Note 5)
Capital stock (Note 18)
Balance, beginning of period	$178,745	$60,052
Shares issued for Titan Uranium, Inc. asset purchase (Note 8)	-	32,559
Shares issued for Denison US Mining merger (Note 5)	-	80,303
Shares and Warrants issued for Private Placement	5,684	6,549
Shares issued for acquisition of joint venture interests (Note 4)	682	-
Shares issued for Investment in Virginia Energy (Note 6)	3,947	-
Shares issued for consulting fees	167	-
Shares issued for property acquisition	275	-
Shares isssued for Strathmore Minerals Corp. asset purchase (Note 7)	38,634	-
Shares and compensation warrants issued for public offering	4,775
Tax recovery from expired share purchase warrants	266
Share issuance costs	(1,086)	(723)
Stock options exercised (Note 20)	-	5
Balance, end of period	232,089	178,745

Contributed surplus
Balance, beginning of period	17,906	13,809
Share purchase warrants expired	2,004	-
Tax expense from expired share purchase warrants	(266)
Share-based compensation	1,538	4,099
Stock options exercised (Note 20)	-	(2)
Balance, end of period	21,182	17,906

Share purchase warrants
Balance, beginning of period	6,002	4,159
Warrants issued in exchange for Titan warrants	-	541
Share purchase warrants expired	(2,004)	-
Warrants issued for private placement (Note 18)	838	1,464
Warrants issued for public offering	60	-
Share issuance costs - private placement	(58)	(162)
Balance, end of period	4,838	6,002

Deficit
Balance, beginning of period	(33,041)	(34,575)
Net income (loss) for the period	(87,325)	1,534
Balance, end of period	(120,366)	(33,041)

Accumulated other comprehensive loss
Balance, beginning of period	(953)	(1,251)
Share of comprehensive loss of equity-accounted investees	(38)	-
Foreign currency translation reserve	381	298
Balance, end of period	(610)	(953)

Total shareholders' equity	$137,133	$168,659

The accompanying notes are an integral part of these consolidated financial statements.

ENERGY FUELS INC.
Condensed Interim Consolidated Statements of Cash Flows
(Expressed in thousands of U.S. dollars)

	15 month	12 month
	period ended	period ended
	December 31,	September 30,
	2013	2012

OPERATING ACTIVITIES
Net income (loss) for the period	$(87,325)	$1,534
Items not involving cash:
Depletion, depreciation and amortization	16,393	2,634
Stock-based compensation	1,538	3,642
Finance income (expense)	(961)	1,869
Unrealized foreign currency translation	(582)	226
Equity-settled share-based payment transactions	1,156	-
Gain on purchase of Denison US Mining Division (Note 5)	-	(40,632)
Shares issued for Denison US Mining advisory fees (Note 5)	-	981
Adjustment of decommissioning liability	(259)	-
Impairment of property, plant and equipment (Note 13)	60,257	24,022
Impairment of investment in Virginia Energy Resources Inc. (Note 6)	1,941	-
Impairment of inventories (Note 11)	3,269	-
Other expense (Note 22)	(31)	189
Share of equity-accounted investees, net of tax (Note 6)	1,286	-
Cash received for services not yet provided	278	-
Change in non-cash working capital (Note 22)	2,890	(8,902)
Expenditures on reclamation of mineral interests	(42)	-
Interest received	645	183
	453	(14,254)
INVESTING ACTIVITIES
Development expenditures on property, plant and equipment	(6,503)	(3,528)
Expenditures on exploration, evaluation and development	(14,615)	(3,550)
Acquisition of Titan Uranium, net of cash acquired	-	(486)
Acquisition of joint venture interests, net of cash acquired	(758)	-
Expenditures for Investment in Virginia Energy Resources Inc. (Note 6)	(344)	-
Cash acquired in the acquisition of Denison Mines US Division (Note 5)	-	552
Acquisition of Strathmore Minerals Corp., net of cash acquired (Note 7)	1,399	-
Proceeds from sale of property, plant and equipment	1,100	324
Proceeds from sale of marketable securities	839	-
Change in cash deposited with regulatory agencies for decommissioning liabilities, net of interest (Note 15)	4,003	1,010
	(14,879)	(5,678)
FINANCING ACTIVITIES
Issuance of common shares and warrants, net of share issuance costs	10,239	7,137
Stock option exercises	-	3
Repayment of borrowings	(608)	(2,252)
Proceeds from issue of convertible debentures	-	21,551
Interest paid on convertible debentures	(1,768)	-
	7,863	26,439

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS DURING THE PERIOD	(6,563)	6,507
Effect of exchange rate fluctuations on cash held	(466)	195
Cash and cash equivalents - beginning of period	13,657	6,955
CASH AND CASH EQUIVALENTS - END OF PERIOD	$6,628	$13,657

Non-cash investing and financing transactions:
Issuance of shares for acquisition of joint venture interests (Note 4)	$682	$-
Issuance of shares for investment in Virginia Energy (Note 6)	3,945	-
Issuance of shares and warrants for acquisition of Strathmore Minerals Corp (Note 7)	37,097	-
Issuance of shares and warrants for acquisition of Titan Uranium Inc. (Note 8)	-	33,470
Issuance of shares and warrants for acquisition of Denison US Mining Division (Note 5)	-	80,303
Issuance of secured notes for acquisition of mineral properties	275	1,161

The accompanying notes are an integral part of these consolidated financial statements.

ENERGY FUELS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE 15 MONTHS ENDED DECEMBER 31, 2013 and 12 MONTHS ENDED SEPTEMBER 30, 2012
(Expressed in thousands of U.S. Dollars except share and per share amounts)

1. REPORTING ENTITY AND NATURE OF OPERATIONS

Energy Fuels Inc. was incorporated under the laws of the Province of Alberta and continued and is now incorporated in the Province of Ontario. Energy Fuels Inc. registered and head office is located at 2 Toronto Street, Suite 500, Toronto, Ontario, Canada, M5C 2B6 and its principle place of business and the head office of the Company’s U.S. subsidiaries is located at 225Union Blvd. Suite 600, Lakewood, Colorado, 80228 USA.

Energy Fuels Inc. and its subsidiary companies (collectively, the “Company” or “EFI”) are engaged in uranium mining and related activities, including acquisition, exploration and development of uranium and vanadium bearing properties, and extraction, processing and selling of uranium and vanadium.

Uranium, the Company’s primary product, is produced in the form of uranium oxide concentrates (“U3O8”) and sold to various customers around the world for further processing. Vanadium, a co-product of some of the Company’s mines, is also produced and is in the form of vanadium pentoxide “V2O5”). The Company also processes uranium bearing waste materials, referred to as “alternate feed materials”.

In fiscal 2013, due to current market conditions, the Company placed certain of its mines on standby (see note 12).

The Company and its significant subsidiaries, equity accounted investees, and joint operations, including those acquired through the acquisition of Denison Mines Holding Corp. and White Canyon Uranium Ltd (as described in Note 5) and in the acquisition of Strathmore Minerals Corp. (as described in Note 7) are as follows:

			Functional	Dec. 31,	Sept. 30,
Entity	Function	Location	currency	2013	2012
Energy Fuels Inc.	Corporate	Ontario	CAD	100%	100%
Energy Fuels Wyoming Inc. (“EFW”)	Exploration	Wyoming	USD	100%	100%
Energy Fuels Holdings Corp. ("EFHC")	Corporate	Colorado	USD	100%	100%
Energy Fuels Resources (USA) Inc. ("EFR")	Corporate	Colorado	USD	100%	100%
EFR White Mesa LLC ("White Mesa")	Mill	Utah	USD	100%	100%
EFR Henry Mountains LLC	Exploration	Colorado	USD	100%	100%
EFR White Canyon Corp	Mining	Utah	USD	100%	100%
EFR Colorado Plateau LLC	Mining	Colorado	USD	100%	100%
EFR Arizona Strip LLC	Mining	Arizona	USD	100%	100%
Strathmore Resources (US) Ltd	Exploration	Nevada	USD	100%	0%
Roca Honda Resources LLC	Exploration	Delaware	USD	60%	0%
Wyoming Gold Mining Company	Exploration	Wyoming	USD	100%	0%
Virginia Energy Resources Inc.	Exploration	British Columbia	USD	17%	0%

2. BASIS OF PRESENTATION

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) in United States dollars (“USD”). All numbers are expressed in thousands of USD, except per share amounts. Certain footnote disclosures have share prices which are reported in Canadian dollars (“Cdn$”).

These financial statements have been authorized for issue by the Company’s board of directors on March 26, 2014.

Change in fiscal year end

In November 2013, the Company announced the change in its fiscal year end from September 30 to December 31, effective as of December 31, 2013. Accordingly, for the 2013fiscal reporting year, the Company is reporting audited consolidated financial statements for the fifteen month period ending December 31, 2013, with comparative figures for the twelve month period ended September 30, 2012 and consequently the results shown are not fully comparable. The reason for this change is to better align the Company’s year-end with the year-ends of its major uranium customers, certain material subsidiaries and industry peers.

ENERGY FUELS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE 15 MONTHS ENDED DECEMBER 31, 2013 and 12 MONTHS ENDED SEPTEMBER 30, 2012
(Expressed in thousands of U.S. Dollars except share and per share amounts)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Share consolidation

At a special meeting held on October 30, 2013, the Company’s shareholders approved a share consolidation, in which fifty common shares of the Company were exchanged for one new common share. The share consolidation occurred on November 5, 2013. All share and per share amounts in these consolidated financial statements have been restated to reflect the share consolidation.

Principles of consolidation

These consolidated financial statements include the accounts of the Company together with its wholly-owned subsidiaries. Subsidiaries are entities controlled by the Company. The Company controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date on which control commences until the date on which control ceases.

Intercompany transactions, balances and unrealized gains on transactions between the Company and its subsidiaries are eliminated. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Company.

Business combinations

A business combination is defined as an acquisition of assets and liabilities that constitute a business. A business consists of inputs, including non-current assets, and processes, including operational processes, that when applied to those inputs, have the ability to create outputs that provide a return to the Company and its shareholders. A business also includes those assets and liabilities that do not necessarily have all the inputs and processes required to produce outputs, but can be integrated with the inputs and processes of the Company to create outputs.

Business combinations are accounted for using the acquisition method whereby identifiable assets acquired and liabilities assumed, including contingent liabilities, are recorded at 100% of their acquisition-date fair values. The Company measures goodwill as the fair value of the consideration transferred plus the recognized amount of any non-controlling interests in the acquiree; plus the net recognized amount (generally fair value) of the identifiable assets acquired and liabilities assumed. When the excess is negative, a bargain purchase gain is recognized immediately in profit and loss. The acquisition date is the date the Company acquires control over the acquiree. The Company considers all relevant facts and circumstances in determining the acquisition date.

Acquisition related costs, other than costs to issue debt or equity securities of the acquirer, including investment banking fees, legal fees, accounting fees, valuation fees and other professional or consulting fees are expensed as incurred.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Company reports in its financial statements provisional amounts for the items for which the accounting is incomplete. During the measurement period, the Company will retrospectively adjust the provisional amounts recognized at the acquisition date to reflect new information obtained about facts and circumstances that existed as of the acquisition date and, if known, would have affected the measurement of the amounts recognized as of that date. The maximum length of time for the measurement period is one year from the acquisition date.

Interests in equity-accounted investees

The Company’s interests in equity-accounted investees comprise interests in associates. Associates are those entities in which the Company has significant influence, but not control, over the financial and operating policies. Investments in associates are accounted for using the equity method and are recognized initially at cost. The cost of an associate is measured at the fair value of the assets given up, shares issued or liabilities assumed at the date of acquisition plus costs directly attributable to the acquisition.

ENERGY FUELS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE 15 MONTHS ENDED DECEMBER 31, 2013 and 12 MONTHS ENDED SEPTEMBER 30, 2012
(Expressed in thousands of U.S. Dollars except share and per share amounts)

These financial statements include the Company’s share of the profit or loss and other comprehensive income of equity-accounted investees, after adjustments to align the accounting policies with those of the Company, from the date that significant influence commences until significant influence ceases.

When the Company’s share of losses exceeds its interest in an equity-accounted investee, the carrying amount of the investment, including any long-term interests that form part thereof, is reduced to zero, and the recognition of further losses is discontinued except to the extent that the Company has an obligation or has made payments on behalf of the investee.

The carrying value of an associate is reviewed on a regular basis and, if impairment in the carrying value has occurred, it is written down to its recoverable amount in the period in which impairment is identified.

Unrealized gains and losses on transactions between the Company and its associates are eliminated to the extent of the Company’s interest in its associates.

Joint operations

Joint operations are entities the Company has rights to its proportionate share of the assets and obligations for the liabilities, relating to an arrangement. These consolidated financial statements include the Company’s proportionate share of the entities’ assets, liabilities, revenue and expenses with items of a similar nature on a line-by-line basis, from the date that joint control commences until the date that joint control ceases.

Revenue

a.	Sale of goods

Revenue from the sale of mineral concentrates is recognized when it is probable that the economic benefits will flow to the Company and delivery has occurred, the sales price and costs incurred with respect to the transaction can be measured reliably and collectability is reasonably assured. For uranium, revenue is typically recognized when delivery is evidenced by book transfer at the applicable uranium storage facility. For vanadium related products, revenue is typically recognized at the time of shipment to the customer.

b.	Rendering of services

Revenue from toll milling services is recognized as material is processed in accordance with the specifics of the applicable toll milling agreement. Revenue and unbilled accounts receivable are recorded as related costs are incurred using billing formulas included in the applicable toll milling agreement.

Revenue from alternate feed process milling is recognized as material is processed, in accordance with the specifics of the applicable processing agreement. Deferred revenues represent processing proceeds received on delivery of alternate feed materials but in advance of the required processing activity.

Interest income and expense

Interest income and expense are recognized as they accrue in profit or loss, using the effective interest method.

Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of the Company’s subsidiaries, investments in associates, and joint operations at exchange rates at the dates of the transactions.

Monetary assets and liabilities denominated in foreign currencies are translated to the functional currency at the exchange rate at the reporting date. Non-monetary assets and liabilities that are measured at fair value in a foreign currency are translated to the functional currency at the exchange rate when the fair value was determined. Foreign currency differences are generally recognized in profit or loss. Non-monetary items that are measured based on historical cost in a foreign currency are not translated.

ENERGY FUELS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE 15 MONTHS ENDED DECEMBER 31, 2013 and 12 MONTHS ENDED SEPTEMBER 30, 2012
(Expressed in thousands of U.S. Dollars except share and per share amounts)

The asset and liabilities of entities whose functional currency is not the US dollar are translated into the US dollar at exchanges rates of the reporting date. The income and expenses of such entities are translated into the US dollar using average exchange rates for the reporting period. If settlement of a monetary item receivable from or payable to an entity whose functional currency is not the US dollar is neither planned nor likely to occur in the foreseeable future, then foreign currency differences arising from such item form part of the net investment in the foreign operation. Accordingly, such differences are recognized in OCI.

Employee benefits

a.	Short-term employee benefits

Short-term employee benefits are expensed as the related service is provided. A liability is recognized for the amount expected to be paid if the Company has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

b.	Share-based payment transactions

The Company uses a fair value-based method of accounting for stock options granted to employees, directors, and non-employees. The fair value of the award is determined using the Black-Scholes option pricing model on the date of the grant. For awards with graded vesting, the fair value of each tranche, adjusted for expected forfeitures, is recognized over its respective vesting period as an increase in stock-based compensation expense and the contributed surplus account.
When such stock options are exercised, the proceeds received by the Company, together with the respective amount previously recorded in contributed surplus, are credited to capital stock.

Inventories

Expenditures, including depreciation, depletion and amortization of production assets, incurred in the mining and processing activities that will result in the future concentrate production are deferred and accumulated as ore in stockpiles and in-process and concentrate inventories.

Stockpiles are comprised of coarse ore that has been extracted from the mine and is available for further processing. Mining production costs are added to the stockpile as incurred along with a pro-rata share of the depletion of the associated mineral property and removed from the stockpile based upon the average cost per ton of ore produced from mines considered to be in commercial production. The current portion of ore in stockpiles represents the amount expected to be processed in the next twelve months. Stockpiles are valued at the lower of their weighted average cost or net realizable value (“NRV”). NRV is the difference between the estimated future concentrate price (net of selling costs) and estimated costs to complete production into a saleable form.

In-process and concentrate inventories include the cost of the ore removed from the stockpile as well as production costs incurred to process the ore into a saleable product, as well as the additions from any product purchased from the market. Processing costs typically include labor, chemical reagents and directly attributable mill overhead expenditures. Work in-process and concentrates are carried at the lower of average costs or NRV.

Materials and other supplies held for use in the production of inventories are carried at average cost and are not written down below that cost if the finished products in which they will be incorporated are expected to be sold at or above cost. However, when a decline in the price of concentrates indicates that the cost of the finished products exceeds net realizable value, the materials are written down to NRV. In such a circumstance, the cost to replace the inventory through the market would be the best available measure of NRV.

Property, plant and equipment

a.	Recognition and measurement

Property, plant and equipment are measured at cost less accumulated depreciation and any accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition of the asset. Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost can be measured reliably. The carrying amount of a replaced asset is derecognized when it is replaced, and the cost of the replacement asset is capitalized.

ENERGY FUELS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE 15 MONTHS ENDED DECEMBER 31, 2013 and 12 MONTHS ENDED SEPTEMBER 30, 2012
(Expressed in thousands of U.S. Dollars except share and per share amounts)

b.	Depreciation, depletion and amortization

Depreciation, depletion and amortization are calculated on a straight line or unit of production basis as appropriate. Where a straight line methodology is used, the assets are depreciated to their estimated residual value over an estimated useful life which ranges from three to twenty depending upon the asset type. Where a unit of production methodology is used, the assets are depreciated to their estimated residual value over the useful life defined by management’s best estimate of recoverable reserves and/or resources in the current mine plan. When assets are retired or sold, the resulting gains or losses are reflected in current earnings as a component of other income or expense. The Company allocates the amount initially recognized in respect of an item of property, plant and equipment to its significant parts and depreciates separately each such part. Residual values, method of depreciation and useful lives of the assets are reviewed at least annually and adjusted if appropriate.

Where straight-line depreciation is utilized, the range of useful lives for various asset classes is generally as follows:

•	Buildings	15 years
•	Shop tools and equipment	3-5 years
•	Mining equipment	5 years
•	Mill equipment	5-20 years
•	Office equipment	4-5 years
•	Furniture and fixtures	5-7 years
•	Light trucks & utility vehicles	5 years

The amortization method, residual values, and useful lives of property, plant and equipment are reviewed annually and any change in estimate is applied prospectively.

Exploration and evaluation assets

Exploration and evaluation activities involve the search for minerals, the determination of technical feasibility and the assessment of commercial viability of an identified resource. Exploration and evaluation expenditures include costs which are directly attributable to researching and analyzing existing exploration data; conducting geological studies, exploratory drilling and sampling; examining and testing extraction and treatment methods; completing pre-feasibility and feasibility studies; and costs incurred in acquiring mineral rights.

Exploration and evaluation expenditures are capitalized and are classified as mineral property ‘Pre-development and non-operating’ within property, plant and equipment, until the project demonstrates technical feasibility and commercial viability. Technical feasibility and commercial viability generally coincide with the establishment of proven and probable reserves; however, they may also occur when the Company makes a decision to proceed with development or begins production. Upon demonstrating technical feasibility and commercial viability, and subject to an impairment analysis, capitalized exploration and evaluation costs are transferred to the mineral properties ‘operating’ balance within property, plant and equipment.

Intangible assets

Sales contracts acquired in a business combination are recognized initially at fair value at the acquisition date. The Company’s intangible assets are recorded at cost less accumulated amortization.

Amortization is recorded as the Company sells inventory under its long-term sales contracts based on units sold, and is recognized in selling, general and administration expense of profit and loss.

Financial instruments

The Company recognizes financial assets and financial liabilities when the Company becomes a party to a contract. Financial assets and financial liabilities, with the exception of financial assets classified as fair value through profit or loss, are measured at fair value plus transaction costs on initial recognition. Financial assets at fair value through profit and loss are measured at fair value on initial recognition and transaction costs are expensed when incurred.

ENERGY FUELS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE 15 MONTHS ENDED DECEMBER 31, 2013 and 12 MONTHS ENDED SEPTEMBER 30, 2012
(Expressed in thousands of U.S. Dollars except share and per share amounts)

Measurement in subsequent periods depends on the classification of the financial instrument:

a.	Financial assets and liabilities at fair value through profit and loss (“FVTPL”)

Financial assets and liabilities are classified as FVTPL when acquired principally for the purpose of trading, if so designated by management (fair value option), or if they are derivative instruments. Financial assets or liabilities classified as FVTPL are measured at fair value, with changes recognized in profit and loss. The Company’s financial instruments classified as FVTPL include convertible debentures (Note 15). The Company does not currently hold any derivative instruments. Interest expense is recorded using the effective interest method.

b.	Available-for-sale financial assets

The Company's investments in equity securities are classified as available-for-sale financial assets. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses, and foreign currency differences on available-for-sale monetary items, are recognized directly in other comprehensive income (loss). When an investment is derecognized, the cumulative gain or loss in equity is transferred to profit or loss. The Company has classified its marketable securities as available for sale.

c.	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables are initially recognized at the amount expected to be received, less a discount (when material) to reduce the loans and receivables to fair value. Subsequently, loans and receivables are measured at amortized cost using the effective interest method less a provision for impairment.

Loans and receivables comprise of trade and other receivables.

Cash and cash equivalents includes cash on hand, term deposits and other short-term highly liquid investments with original maturities of three months or less that are subject insignificant risk of changes in their fair value, and are used by the Company in the management of short-term commitments.

d.	Other financial liabilities

Other financial liabilities are financial liabilities that are not classified as FVTPL. Subsequent to initial recognition, other financial liabilities are measured at amortized cost using the effective interest rate method. Accounts payable, accrued liabilities, finance leases and notes payable are classified as other financial liabilities.

The effective interest method is a method of calculating the amortized cost of an instrument and of allocating interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments (including all fees or points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial liability or to the net carrying amount on initial recognition.

Capital stock

Common shares are classified as equity. Incremental costs directly attributable to the issue of common shares and share options are recognized as a deduction from equity, net of any tax effects.

Treasury shares

When shares recognized as equity are repurchased, the amount of the consideration paid, which includes directly attributable costs, net of any tax effects, is recognized as a deduction from equity. Repurchased shares are classified as treasury shares and are presented as a reduction in common shares. When treasury shares are sold or reissued subsequently, the amount received is recognized as an increase in equity and the resulting surplus or deficit on the transaction is presented within contributed surplus.

ENERGY FUELS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE 15 MONTHS ENDED DECEMBER 31, 2013 and 12 MONTHS ENDED SEPTEMBER 30, 2012
(Expressed in thousands of U.S. Dollars except share and per share amounts)

Impairment

a.	Non-derivative financial assets

At each reporting date, the Company assesses whether there is objective evidence that a financial asset (other than a financial asset classified as fair value through profit and loss) is impaired.

Objective evidence of an impairment loss includes:

•	significant financial difficulty of the obligor;

•	delinquencies in interest or principal payments;

•	increased probability that the borrower will enter bankruptcy or other financial reorganization; and

•	in the case of equity securities, a significant or prolonged decline in the fair value of the security below its cost.

If such evidence exists, the Company recognizes an impairment loss, as follows:

(i)

Financial assets carried at amortized cost: The loss is the difference between the amortized cost of the loan or receivable and the present value of the estimated future cash flows, discounted using the instrument’s original effective interest rate. The carrying amount of the asset is reduced by this amount either directly or indirectly through the use of an allowance account.

(ii)

Available-for-sale financial assets: The impairment loss is the difference between the original cost of the asset and its fair value at the measurement date, less any impairment losses previously recognized in profit and loss. This amount represents the cumulative loss in accumulated other comprehensive income (loss) that is reclassified to net income.

b.	Non-financial assets

At each reporting date, the Company reviews the carrying amounts of its non-financial assets (other than inventories) to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

For impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or cash generating unit (“CGU”).

The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. An impairment loss is recognized if the carrying amount of an asset or CGU exceeds its recoverable amount.

Impairment losses are recognized in profit or loss. They are allocated first to reduce the carrying amount of any goodwill allocated to the CGU, and then to reduce the carrying amounts of the other assets in the CGU on a pro rata basis.

An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

Decommissioning liabilities

The Company’s decommissioning liabilities relates to expected mine and mill reclamation and closure activities, as well as costs associated with reclamation of exploration drilling. Such costs, discounted to their present value, are provided for and capitalized at the start of each project to the carrying amount of the asset, along with a corresponding liability as soon as the obligation to incur such costs arises. The decommissioning liability is accreted to full value over time through periodic accretion charges recorded to operations as accretion expense. The Company periodically adjusts the carrying amounts of the decommissioning liability and the related asset for changes in estimates of the amount or timing of underlying future cash flows, and discount rates.

ENERGY FUELS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE 15 MONTHS ENDED DECEMBER 31, 2013 and 12 MONTHS ENDED SEPTEMBER 30, 2012
(Expressed in thousands of U.S. Dollars except share and per share amounts)

The Company’s activities are subject to numerous governmental laws and regulations. Estimates of future reclamation liabilities for asset decommissioning and site restoration are recognized in the period when such liabilities are incurred. These estimates are updated on a periodic basis and are subject to changing laws, regulatory requirements, changing technology and other factors which will be recognized when appropriate. Liabilities related to site restoration include long-term treatment and monitoring costs and incorporate total expected costs net of recoveries. Expenditures incurred to dismantle facilities, restore and monitor closed resource properties are charged against the related reclamation and remediation liability.

Income taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income (loss).

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Earnings (loss) per share

The Company presents basic and diluted earnings (loss) per share data for its common shares, calculated by dividing the earnings or loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share is determined by adjusting the earnings or loss attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all potential dilutive instruments.

Borrowing costs

Borrowing costs attributable to the acquisition, construction or production of qualifying assets are added to the cost of those assets, until such time as the assets are substantially ready for their intended use. The Company does not capitalize borrowing costs related to exploration and evaluation assets. All other borrowing costs are recognized as finance costs in profit and loss in the period in which they are incurred.

ENERGY FUELS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE 15 MONTHS ENDED DECEMBER 31, 2013 and 12 MONTHS ENDED SEPTEMBER 30, 2012
(Expressed in thousands of U.S. Dollars except share and per share amounts)

New accounting standards adopted during the current year

The Company has adopted the following new standards, including any consequential amendments to other standards, with a date of initial application of October 1, 2012.

(i)	IAS 28 Investments in Associates and Joint Ventures (2011)
(ii)	IFRS 10 Consolidated Financial Statements (“IFRS 10”)
(iii)	IFRS 11 Joint Arrangements (“IFRS 11”)
(iv)	IFRS 12 Disclosure of Interests in Other Entities (“IFRS 12”)
(v)	Presentation of Items of Other Comprehensive Income (“Amendments to IAS 1”)

The nature and effects of the changes are explained below.

(i)	IAS 28

Associates are those entities in which the Company has significant influence, but not control, over the financial and operating policies. Investments in associates are accounted for using the equity method and are recognized initially at cost. The cost of an associate is measured at the fair value of the assets given up, shares issued or liabilities assumed at the date of acquisition plus costs directly attributable to the acquisition.

The condensed consolidated interim financial statements include the Company’s share of the profit or loss and other comprehensive income of equity-accounted investees, after adjustments to align the accounting policies with those of the Company, from the date that significant influence commences until significant influence ceases.

When the Company’s share of losses exceeds its interest in an equity-accounted investee, the carrying amount of the investment, including any long-term interests that form part thereof, is reduced to zero, and the recognition of further losses is discontinued except to the extent that the Company has an obligation or has made payments on behalf of the investee.

The carrying value of an associate is reviewed on a regular basis and, if impairment in the carrying value has occurred, it is written down to its recoverable amount in the period in which impairment is identified.

Unrealized gains and losses on transactions between the Company and its associates are eliminated to the extent of the Company’s interest in its associates.

(ii)	IFRS 10

As a result of adopting IFRS 10, the Company has changed its accounting policy for determining whether it has control over and consequently whether it consolidates its investees. IFRS 10 introduces a new control model that focuses on whether the Company has power over an investee, exposure or rights to variable returns from its involvement with the investee and ability to use its power to affect those returns.

In accordance with the transitional provisions of IFRS 10, the Company reassessed the control conclusion for its investees at October 1, 2012. The reassessment resulted in no changes to its control conclusion for its investees at October 1, 2012.

(iii)	IFRS 11

As a result of IFRS 11, the Company has changed its accounting policy for its interests in joint arrangements. Under IFRS 11, the Company has assessed and classified its interests in joint arrangements as either joint operations (if the Company has rights to the assets and obligations for the liabilities, relating to an arrangement) or joint ventures (if the Company has rights only to the net assets of an arrangement). When making this assessment, the Company considered the structure of the arrangements, the legal form of any separate vehicles, the contractual terms of the arrangements and other facts and circumstances. Previously, the structure of the arrangement was the sole focus of classification.

The Company has re-evaluated its involvement in its joint arrangement Colorado Strip Partners LLC (“CPP”) and Arizona Strip Partner LLC (“ASP”) and has reclassified the investment from a jointly controlled entity to a joint operation. The reclassification did not have any impact on the financial statements for the 12 months ended September 30, 2012. On October 1, 2012 the Company acquired the remaining balance the remaining 50% interest of CPP and ASP. See Note 4 for further details.

ENERGY FUELS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE 15 MONTHS ENDED DECEMBER 31, 2013 and 12 MONTHS ENDED SEPTEMBER 30, 2012
(Expressed in thousands of U.S. Dollars except share and per share amounts)

(iv)	IFRS 12

As a result of the adoption of IFRS 12, the Company has expanded its disclosures about its interests in subsidiaries and equity-accounted investees.

(v)	Amendments to IAS 1

As a result of the amendments to IAS 1, the Company has modified the presentation of items in other comprehensive income (loss) in its statement of comprehensive loss, to present separately items that would be reclassified to profit or loss from those that would never be. Comparative information has been re-presented accordingly.

Future Accounting Changes

IFRS 9 Financial Instruments

This standard replaces IAS 39, Financial Instruments: Recognition and Measurement, in phases. IFRS 9 (2009) reflects the IASB's first phase of the project relating to the classification and measurement of financial assets. Under IFRS 9 (2009), financial assets are classified and measured based on the business model in which they were held and the characteristics of their contractual cash flows. IFRS 9 (2010) provides guidance on the classification and measurement of financial liabilities and the requirements of IAS 39 for the de-recognition of financial assets and liabilities. IFRS 9 (2013) introduces a new general hedge accounting model which provides guidance on the eligibility of hedging instruments and hedged items, accounting for the time value component of options, qualifying criteria for applying hedge accounting, modification and discontinuation of hedging relationships, and required disclosures. In subsequent phases, the IASB plans to make limited amendments to the classification and measurement requirements of IFRS 9 and to add new requirements to address macro hedge accounting and impairment of financial assets. The IASB tentatively decided to require an entity to apply IFRS 9 for annual periods beginning on or after January 1, 2018. We do not intend to adopt this standard early due to possible further changes in the standard before it becomes final.

IFRS 13 Fair Value Measurement

In May 2011, the IASB issued IFRS 13 Fair Value Measurement (“IFRS 13”), which is effective for annual periods beginning on or after January 1, 2013, with early application permitted. IFRS 13 defines fair value, sets out in a single standard a framework for measuring fair value, requires disclosures about fair value measurements, and applies when other IFRSs require or permit fair value measurements. IFRS 13 does not introduce requirements to measure assets or liabilities at fair value, nor does it eliminate practicable exception to fair value measurement that currently exist in certain standards. The Company has not yet assessed the impact of the Standard on the consolidated financial statements.

Amendments to IAS 32, Financial Instruments: Presentation

Clarifies that an entity currently has a legally enforceable right to off-set financial assets and liabilities if that right is: not contingent on a future event; and enforceable both in the normal course of business and in the event of default, insolvency or bankruptcy of the entity and all counterparties. The amendments to IAS 32 also clarify when a settlement mechanism provides for net settlement or gross settlement that is equivalent to net settlement. The effective date for the amendments to IAS 32 is annual periods beginning on or after January 1, 2014. The amendments to IAS 32 are to be applied retrospectively. The Company intends to adopt the amendments to IAS 32 in its financial statements for the annual period beginning January 1, 2014. The Company is in the process of assessing the impact of the revised standard.

ENERGY FUELS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE 15 MONTHS ENDED DECEMBER 31, 2013 and 12 MONTHS ENDED SEPTEMBER 30, 2012
(Expressed in thousands of U.S. Dollars except share and per share amounts)

IFRIC Interpretation 21, Levies

This interpretation of IAS 37, Provisions, Contingent Liabilities, and Contingent Assets, is effective January 1, 2014 and clarifies that a liability for a levy should be recognized when the activity that triggers payment, as identified by the relevant legislation, occurs. We are currently evaluating the impact of adopting this interpretation on our consolidated financial statements.

Critical accounting estimates and judgments

The preparation of these consolidated financial statements in accordance with IFRS requires the use of certain critical accounting estimates and judgments that affect the amounts reported. It also requires management to exercise judgment in applying the Company’s accounting policies. These judgments and estimates are based on management’s best knowledge of the relevant facts and circumstances taking into account previous experience. Although the Company regularly reviews the estimates and judgments made that affect these financial statements, actual results may be materially different.

Significant estimates made by management include:

a.	Reserves and resources

Proven and probable reserves are the economically mineable parts of the Company’s measured and indicated mineral resources demonstrated by at least a preliminary feasibility study. The Company estimates its proven and probable reserves and measured, indicated and inferred mineral resources based on information compiled by appropriately qualified persons. The information relating to the geological data on the size, depth and shape of the ore body requires complex geological judgments to interpret the data. The estimation of future cash flows related to proven and probable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body. Changes in the proven and probable reserves or measured, indicated and inferred mineral resources estimates may impact the carrying value of property, plant and equipment, goodwill, reclamation and remediation obligations, recognition of deferred tax amounts and depreciation, depletion and amortization.

b.	Depreciation, depletion and amortization of property, plant and equipment

Property, plant and equipment comprise a large component of the Company’s assets and, as such, the depreciation and amortization of those assets have a significant effect on the Company’s financial statements. Depreciation and amortization of property, plant and equipment used in production is calculated on a straight line basis or a unit-of-production basis as appropriate.

Plant and equipment assets depreciated using a straight-line basis results in the allocation of production costs evenly over the assets useful life defined as a period of time. Plant and equipment assets depreciated on a units-of-production basis results in the allocation of production costs based on current period production in proportion to total anticipated production from the facility.

Mineral property assets are amortized using a unit-of-production basis that allocates the cost of the asset to production cost based on the current period’s mined ore as a proportion of the total estimated resources in the related ore body. The process of making these estimates requires significant judgment in evaluating and assessing available geological, geophysical, engineering and economic data, projected rates of production, estimated commodity price forecasts and the timing of future expenditures, all of which are, by their very nature, subject to interpretation and uncertainty.

Changes in these estimates may materially impact the carrying value of the Company’s property, plant and equipment and the recorded amount of amortization, depletion and depreciation.

c.	Valuation of long-lived assets

The Company undertakes a review of the carrying values of property, plant and equipment and intangibles whenever events or changes in circumstances indicate that their carrying values may exceed their estimated net recoverable amounts determined by reference to estimated future operating results and discounted net cash flows. An impairment loss is recognized when the carrying value of those assets is not recoverable. In undertaking this review, the management of the Company is required to make significant estimates of, amongst other things, future production and sale volumes, forecast commodity prices, future operating and capital costs and reclamation costs to the end of the mine or mill’s life. These estimates are subject to various risks and uncertainties, which may ultimately have an effect on the expected recoverability of the carrying values of plant, property and equipment and intangibles.

ENERGY FUELS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE 15 MONTHS ENDED DECEMBER 31, 2013 and 12 MONTHS ENDED SEPTEMBER 30, 2012
(Expressed in thousands of U.S. Dollars except share and per share amounts)

d.	Business combinations

Management uses judgment in applying the acquisition method of accounting for business combinations and in determining fair values of the identifiable assets and liabilities acquired. The value placed on the acquired assets and liabilities, including identifiable intangible assets, will have an effect on the amount of goodwill or bargain purchase gain that the Company may record on an acquisition. Changes in economic conditions, commodity prices and other factors between the date that an acquisition is announced and when it finally is consummated can have a material difference on the allocation used to record a preliminary purchase price allocation versus the final purchase price allocation which can take up to one year after acquisition to complete.

e.	Decommissioning liabilities

Decommissioning liabilities are recorded as a liability when the asset is initially constructed. The Company has accrued its best estimate of its share of the cost to decommission its mining and milling properties in accordance with existing laws, contracts and other policies. The estimate of future costs involves a number of estimates relating to timing, type of costs, mine closure plans, and review of potential methods and technical advancements. Furthermore, due to uncertainties concerning environmental remediation, the ultimate cost of the Company’s decommissioning liability could differ from amounts provided. The estimate of the Company’s obligation is subject to change due to amendments to applicable laws and regulations and as new information concerning the Company’s operations becomes available. The Company is not able to determine the impact on its financial position, if any, of environmental laws and regulations that may be enacted in the future.

f.	Determination of significant influence

Management determines its ability to exercise significant influence over an investment in shares of other companies by looking at its percentage interest and other qualitative factors including but not limited to its voting rights, representation on the board of directors, participation in policy-making processes material transactions between the Company and the associate, interchange of managerial personnel, provision of essential technical information and operating involvement.

g.	Determination whether an acquisition represents a business combination or asset purchase

Management determines whether an acquisition represent a business combination or asset purchase by considering the stage of exploration and development of an acquired operation. Consideration is given to whether the acquired properties include mineral reserves or mineral resources, in addition to the permitting required and results of economic assessments.

4. ACQUISITION OF COLORADO PLATEAU PARTNERS LLC (“CPP”) & ARIZONA STRIP PARTNERS LLC (“ASP”)

On September 21, 2012, the Company executed a Purchase Agreement whereby the Company agreed to purchase from Aldershot Resources Ltd. (“Aldershot”) its membership interest in the CPP and ASP, each a 50/50 joint arrangement between Energy Fuels Resources Corp. (“EFRC”) and Aldershot. CPP and ASP are exploration stage properties in the United States.

The acquisition was completed on October 1, 2012. Pursuant to the Purchase Agreement, Aldershot received $750 in cash, cancellation of amounts receivable owed by Aldershot to EFRC of $557(including a note receivable of $509) and 70,551 shares of EFI common stock valued at Cdn$9.50 per share. The total purchase price was $2,042 including $53 of transaction costs. The transaction was accounted for as an asset purchase due to the stage of the exploration properties. Accordingly, the cost of each item of property, plant and equipment acquired as part of the Company of assets acquired was determined by allocating the price paid for the Company of assets to each item based on its relative fair value at the time of acquisition.

ENERGY FUELS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE 15 MONTHS ENDED DECEMBER 31, 2013 and 12 MONTHS ENDED SEPTEMBER 30, 2012
(Expressed in thousands of U.S. Dollars except share and per share amounts)

The aggregate fair values of assets acquired and liabilities assumed were as follows on the acquisition date:

Cash	$750
70,551 common shares of EFI	682
Cancellation of amounts receivable	557
Transaction costs incurred	53
Purchase consideration	$2,042

The purchase price was allocated as follows:
Cash and cash equivalents	$45
Property, plant and equipment (1)	1,997
Restricted cash	54
Decommissioning liability	(54)
$2,042

(1) The properties include the Calliham Lease, the Crain Lease, four Utah State Leases, and 94 unpatented mining claims, all of which are located in Utah. As a result of the acquisition, the Company owns 100% of the Sage Plain Project.

5. ACQUISITION OF DENISON MINES HOLDINGS CORP. AND WHITE CANYON URANIUM LTD.

On May 23, 2012, the Company and Denison Mines Corp. (“Denison”) entered into an Arrangement Agreement (the “Arrangement”) whereby EFI would acquire from Denison (the “Acquisition”) (i) all of the issued and outstanding shares of Denison Mines Holdings Corp. (“DMHC”) (ii) all of the issued and outstanding shares of White Canyon Uranium Ltd. (“White Canyon”), and (iii) all indebtedness of DMHC, White Canyon and their direct and indirect subsidiaries (collectively, the “Denison US Mining Division”) owing to Denison and any affiliates of Denison (other than members of the Denison US Mining Division). The Terms of the Arrangement required EFI to distribute 8,508,817 common shares to Denison shareholders on a pro-rata basis such that Denison shareholders would receive approximately 0.02032 common shares of EFI for each common share of Denison owned.

The shareholders of EFI and the shareholders of Denison approved the Arrangement at their respective Special Meetings held on June 25, 2012. The Arrangement was approved by the Toronto Stock Exchange on June 7, 2012 and was approved by the Ontario Superior Court of Justice on June 27, 2012. The Acquisition was completed on June 29, 2012.

The transaction was accounted for as a business combination with the Company identified as the acquirer, owing to the fact that post-transaction, Denison was given the right to nominate only two on a board of ten directors, has a majority of senior management posts, and has overall control of the day-to-day activities of the combined entities. In accordance with IFRS, the accounting for this acquisition was initially done on a preliminary basis. Subsequent to the preliminary accounting for the acquisition in June 2013, as a result of information not available at the acquisition date, the Company made certain adjustments to the allocation of the purchase price, taking into account new and relevant information available including a valuation report from a third-party consultant received before the end of the measurement period. The adjustments made subsequent to the preliminary purchase allocation include an adjustment to decrease the acquisition date estimated fair value of plant, property and equipment by $16,109 and an adjustment to decrease decommissioning liabilities by $526. The adjustments recorded resulted in a decrease in gain on bargain purchase of $15,583 from the preliminary purchase allocation and the balance sheet was revised accordingly.

ENERGY FUELS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE 15 MONTHS ENDED DECEMBER 31, 2013 and 12 MONTHS ENDED SEPTEMBER 30, 2012
(Expressed in thousands of U.S. Dollars except share and per share amounts)

A summary of the final allocation of the fair values of assets acquired and liabilities assumed together with the adjustments made during the preliminary purchase price allocation as disclosed in the Company’s consolidated financial statements for the 12 months ended September 30, 2012 is as follows:

	Preliminary	Adjustments	Revised
Purchase price
Issuance of 8,508,817 common shares of EFI	$79,322	$-	$79,322

Fair value of assets and liabilities acquired
Cash and cash equivalents	$552	$-	$552
Trade and other receivables	241	-	241
Inventories	31,530	-	31,530
Prepaid expenses and other assets	303	-	303
Property, plant and equipment	84,941	(16,109)	68,832
Intangible assets	15,851	-	15,851
Restricted cash (1)	24,965	-	24,965
Accounts payable and accrued liabilities	(7,802)	-	(7,802)
Deferred revenue	(1,150)	-	(1,150)
Decommissioning liabilities	(13,895)	526	(13,369)
	135,536		119,953
Gain on bargain purchase (2)	(56,214)	15,583	(40,631)
	$79,322	$-	$79,322

(1)

Cash, cash equivalents and fixed income securities posted as collateral for various bonds with state and federal regulatory agencies for estimated reclamation costs associated with the decommissioning liability of the White Mesa mill, and plant, property and equipment.

(2)

The Acquisition of DMHC and White Canyon resulted in a gain on bargain purchase as a result of the excess of the estimated fair value of the assets and liabilities acquired as of the acquisition date, over the fair value of the issuance of 8,508,817EFI common shares at Cdn$9.50, for a total purchase price of $79,322.

Under IFRS 3, the fair value consideration was based on the Cdn$9.50 common share price of the EFI common shares issued on June 29, 2012 (the date of Acquisition) and not the Cdn$13.00 common share price of the EFI common shares on May 23, 2012, the date when the Arrangement with Denison was announced. The decline in share price of EFI common shares in the intervening period without any adjustment to the number of common shares issued contributed to the bargain purchase gain.

ENERGY FUELS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE 15 MONTHS ENDED DECEMBER 31, 2013 and 12 MONTHS ENDED SEPTEMBER 30, 2012
(Expressed in thousands of U.S. Dollars except share and per share amounts)

As a result of the measurement period adjustments, the comparative information presented in the consolidated financial statements for the 12 months ended September 30, 2012 has been revised as follows:

	As at
	September 30, 2012
	As originally reported	Revised

Inventories	$33,273	$30,868
Property, plant and equipment	$133,085	$119,524
Decommissioning liability	$(15,724)	$(15,199)
Deficit	$17,602	$33,041

	For the year ended
	September 30, 2012
	As originally reported	Revised
Production cost of sales	$(21,855)	$(21,711)
Gain on bargain purchase	$56,215	$40,632
Net profit for the period	$16,973	$1,534
Comprehensive income for the period	$17,271	$1,832

Pro forma information

Pro forma results of operations have been prepared as if the Denison US Mining division acquisition had occurred at October 1, 2011. The pro forma consolidated financial statement information is not intended to be indicative of the results that would actually have occurred, or the results expected in future periods, had the events reflected herein occurred on the dates indicated. Any potential synergies that may be realized and integration costs that may be incurred have been excluded from the pro forma financial statement information.

For the 12 months ended September 30, 2012, pro forma consolidated revenue and net income is $94,294 and $2,961, respectively. The pro forma net income is net of a total of $2,535 of acquisition costs incurred in connection with the acquisition which included 87,478 of common shares of the Company issued for advisory fees

6. INVESTMENT IN VIRGINIA ENERGY RESOURCES INC.

On January 28, 2013, pursuant to a private placement, the Company acquired 9,439,857 common shares of Virginia Energy Resources Inc. (“Virginia Energy”) at a price of Cdn$0.42 per common share. The 9,439,857 common shares acquired by the Company represented 16.5% of Virginia Energy’s common shares outstanding. Consideration paid by the Company for this investment consisted of $248 in cash and 437,028 common shares of the Company issued on a private placement basis for an aggregate consideration of $4,156. The Company issued 5,405 common shares in partial satisfaction of financial advisory services provided in connection with its investment in Virginia Energy.

Virginia Energy is listed on the TSX Venture Exchange and owns 100% of the advanced-stage Coles Hill Project located in south central Virginia, USA.

Pursuant to the subscription agreement with Virginia Energy, for so long as the Energy Fuels owns at least 9.9% of the outstanding shares of Virginia Energy, the Company has the right to participate in equity financings by Virginia Energy in order to maintain its percentage ownership. In addition, the Company has the right to nominate one director for election or appointment to the Board of Directors of Virginia Energy as long as it holds at least 5% of the issued and outstanding common shares, increasing to 9.9% after 2 years. The provisions of the subscription arrangement allows EFI to appoint a director to the Board of Virginia Energy and gives rights to participate in the operating and financial decisions of Virginia Energy. Management has assessed these rights as significant influence over Virginia Energy and consequently the Company has accounted for its investment in Virginia Energy using equity accounting.

ENERGY FUELS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE 15 MONTHS ENDED DECEMBER 31, 2013 and 12 MONTHS ENDED SEPTEMBER 30, 2012
(Expressed in thousands of U.S. Dollars except share and per share amounts)

The following table summarized the financial information of Virginia Energy as included in its financial statements adjusted for fair value adjustments at acquisition. The table also reconciles the summarized financial information to the carrying amount of Energy Fuels interest in Virginia Energy.

December 31,
2013 (a)
Percentage ownership interest	100.0%
Current assets	$4,806
Non-current assets	24,112
Total assets	28,918
Current liabilities	421
Non-current liabilities	4,038
Total liabilities	4,459
Net assets (100%)	24,459
Energy Fuels's share of net assets (16.5%)	4,036
Impact of fair valuation of the Company's interest on acquisition	(1,083)
Impairment (b)	(1,941)
Carrying amount of interest in associate	$1,012
Net loss for the nine months ended Sep 30, 2013 (100%)	$7,796
Energy Fuels's share of net loss (16.5%)	$1,286
Other comprehensive loss for the nine months ended Sep 30, 2013 (100%)	$230
Energy Fuels's share of other comprehensive loss (16.5%)	$38

(a)

Virginia Energy generally releases its financial statements after Energy Fuels releases its financial statements. Accordingly, the Company records its share of Virginia Energy’s comprehensive income or loss using information available from the previous quarter. The Company has recorded a loss of $1,286 in other income (expense) and $38 in other comprehensive income (loss) for its share of comprehensive income or loss of Virginia Energy for the nine months ended September 30, 2013.

(b)

During the 15 months ended December 31, 2013, it was determined that the carrying amount of the Company’s investment in Virginia Energy exceeded the recoverable amount of the investment. The recoverable amount was based on an estimate of the investment's fair value less costs of disposal. Fair value was derived from the price of Virginia Energy’s shares (VUI.V) at the close of the TSX Venture Exchange on December 31, 2013 less selling costs of $57. As a result, the Company recorded an impairment charge of $1,941.

7. ACQUISITION OF STRATHMORE MINERALS CORP.

On June 11, 2013 the Company and Strathmore entered into an agreement whereby EFI agreed to acquire, by way of a Plan of Arrangement (the “Arrangement”), all of the outstanding common shares of Strathmore. Strathmore’s primary U.S. mineral properties are the Gas Hills project in Wyoming and a 60% stake in Roca Honda in New Mexico.

The shareholders of EFI and the shareholders of Strathmore approved the Arrangement at their respective Special Meetings held on August 13, 2013 and August 20, 2013 respectively. Subsequent to receiving approval from the Toronto Stock Exchange and the Supreme Court of British Columbia, the acquisition was completed August 30, 2013.

Pursuant to the Arrangement, Strathmore shareholders received 0.0294 EFI common shares for each common share of Strathmore. Under the terms of the Arrangement, all Strathmore options vested fully upon change in control and were replaced with options of EFI based on the exchange ratio.

ENERGY FUELS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE 15 MONTHS ENDED DECEMBER 31, 2013 and 12 MONTHS ENDED SEPTEMBER 30, 2012
(Expressed in thousands of U.S. Dollars except share and per share amounts)

The cost of acquisition included the fair value of the issuance of the following instruments:3,665,395 Energy Fuels common shares at Cdn$10.50( $9.95) per share aggregating to $36,470, plus 63,024EFI common shares at Cdn$10.50 (S9.95) per share aggregating to $627 for replacement of Strathmore’s restricted share units.

Transaction costs totaled $1,362 including the issuance of 55,095 EFI common shares valued at $548 in satisfaction of the advisory fee, bringing the total purchase price to $38,459. The value of the Energy Fuels shares issued was calculated using the share price of the Company’s shares on the date the acquisition closed.

The transaction was accounted for as an asset acquisition and not a business combination under IFRS 3 due to the stage of its mineral property projects. The cost of each item of property, plant and equipment acquired was determined by allocating the price paid for the Company of assets to each item based on its relative fair value at the time of acquisition.

The aggregate fair values of assets acquired and liabilities assumed were as follows on the acquisition date:

	$
Issuance of 3,665,395 common shares for replacement of Strathmore common shares		36,470
Issuance of 63,024 common shares for replacement of Strathmore restricted share units		627
Transaction costs		1,362
Purchase consideration		38,459

The purchase price was allocated as follows:

Cash and cash equivalents	2,213
Marketable securities	245
Trade and other receivables	413
Prepaid expenses and other assets	37
Property, plant and equipment	35,671
Restricted cash	902
Accounts payable and accrued liabilities	(917)
Current decommissioning liability	(105)
Net identifiable assets	38,459

8. ACQUISITION OF TITAN URANIUM INC.

On December 5, 2011, the Company and Titan Uranium Inc. (“Titan”) entered into an agreement whereby EFI agreed to acquire, by way of a Plan of Arrangement (“Arrangement”), all of the outstanding common shares of Titan. Titan’s primary U.S. mineral property is the Sheep Mountain Project located about 8 miles south of Jeffrey City, Wyoming.

The shareholders of EFI and the shareholders of Titan approved the Arrangement at their respective Special Meetings held on February 10, 2012 and February 14, 2012. The Arrangement has been approved by the Toronto Stock Exchange and was approved by the Supreme Court of British Columbia on February 21, 2012. The acquisition was completed on February 29, 2012.

Pursuant to the Arrangement, Titan shareholders received 0.68 of an EFI common share for each common share of Titan. Under the terms of the Arrangement, all outstanding warrants of Titan became exercisable for common shares in EFI. The number of shares received upon exercise and the exercise price of Titan’s outstanding share purchase warrants were adjusted proportionately to reflect the share exchange ratio. Under the terms of the Arrangement, all Titan options expired on the business day preceding the transaction close date.

The cost of acquisition included the fair value of the issuance of the following instruments: 1,781,280 Energy Fuels common shares at C$18.00 per share aggregating to C$32,063 ($32,499), plus 298,538 share purchase warrants of Energy Fuels, with an average exercise price of C$31.50 per share and a fair value of $541.

Acquisition costs totaled $1,214 including the issuance of 25,130 EFI common shares to an associate of a shareholder, valued at $431 in satisfaction of the advisory fee, bringing the total purchase price to $34,254. The value of the Energy Fuels shares issued was calculated using the share price of the Company’s shares on the date the acquisition closed.

ENERGY FUELS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE 15 MONTHS ENDED DECEMBER 31, 2013 and 12 MONTHS ENDED SEPTEMBER 30, 2012
(Expressed in thousands of U.S. Dollars except share and per share amounts)

The following weighted average assumptions were used for the Black-Scholes option pricing model to calculate the fair value of the warrants of Titan assumed as part of the acquisition:

Risk-free rate	0.92% - 0.94%
Expected life	0.76 – 1.43 years
Expected volatility	74% - 106%
Expected dividend yield	0.0%

The transaction was accounted for as an asset acquisition and the cost of each item of property, plant and equipment acquired as part of the group of assets acquired was determined by allocating the price paid for the group of assets to each item based on its relative fair value at the time of acquisition. Expected volatility is measured based on the Company’s historical share price volatility over the expected life of the options.

The aggregate fair values of assets acquired and liabilities assumed were as follows on the acquisition date:

	$
1,781,280 common shares of EFI		32,499
Fair value of warrants assumed (Note 18)		541
Transaction costs incurred		1,214
Purchase consideration		34,254

The purchase price was allocated as follows:

Cash and cash equivalents	299
Marketable securities	3,446
Treasury shares (Note 18)	370
Prepaid expenses and other assets	221
Property, plant and equipment (1)	34,366
Restricted cash	2,007
Accounts payable and accrued liabilities	(3,026)
Loans and borrowings	(1,103)
Due to related parties	(1,026)
Decommissioning liability	(1,301)
Net identifiable assets	$34,254

(1)The two properties included as part of property, plant and equipment are the Sheep Mountain property in Wyoming and the Green River property located in the San Rafael district of Utah.

9. MARKETABLE SECURITIES

Marketable securities are classified as available-for-sale, are stated at their fair values, and consist of the following:

		December,		September 30,
		2013		2012
	$		$
Mega Uranium Ltd.
2,877,000 common shares (September 30, 2012 - 10,000,000)		243		1,627
Bayswater Uranium Corporation(1) (Note 7)
2,759,807 common shares (September 30, 2012 - nil)		157		-
Other(1) (Note 7)		9		-
		409		1,627

   (1) Acquired in the transaction with Strathmore at an aggregate fair value of $245.

ENERGY FUELS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE 15 MONTHS ENDED DECEMBER 31, 2013 and 12 MONTHS ENDED SEPTEMBER 30, 2012
(Expressed in thousands of U.S. Dollars except share and per share amounts)

The Company has classified its investments in Mega Uranium Ltd. (“Mega”) and Bayswater Uranium Corporation ("Bayswater") as available-for-sale investments. During the 15 months ended December 31, 2013 the Company sold 7,123,000 shares of Mega for gross proceeds of $849, and recorded a loss of $539 in profit and loss.

The investment in Mega and Bayswater are classified as Level 1 in the fair value hierarchy outlined in IFRS 7 Financial Instruments: Disclosures as their fair value has been determined based on a quoted price in an active market.

10. TRADE AND OTHER RECEIVABLES

		December 31,		September 30,
		2013		2012
	$		$
Trade receivables - mineral concentrate s ales		-		12,807
Other receivables		653		1,906
Notes receivable (1)		-		555
		653		15,268

(1)

The September 30, 2012 amount of $555 included a $509 promissory note receivable from Aldershot, which held a 50% interest in the CPP joint venture with EFRC until the promissory note was canceled on October 1, 2012 as a result of EFRC’s acquisition of Aldershot’s 50% joint venture interest in CPP (Note 4).

11. INVENTORIES

		December 31,		September 30,
		2013		2012
	$		$
Concentrates and work-in-progress (1)		19,754		11,376
Inventory of ore and alternate feed i n stockpiles		4,618		15,290
Raw materials and consumables		3,668		4,202
		28,040		30,868

Inventories - by duration

Current	28,040	28,180
Long-term - ore in stockpiles	-	2,688
	28,040	30,868

(1)	During the15 months ended December 31, 2013, the Company recorded an impairment loss of $3,269ona write down of inventories to net realizable value in profit and loss.

As at December 31, 2013, $4,618 of inventories are carried at fair value less costs of disposal (September 30, 2012 –Nil). The current portion of inventory of ore in stockpiles represents ore that is currently expected to be processed within the next twelve months.

ENERGY FUELS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE 15 MONTHS ENDED DECEMBER 31, 2013 and 12 MONTHS ENDED SEPTEMBER 30, 2012
(Expressed in thousands of U.S. Dollars except share and per share amounts)

12. PROPERTY, PLANT AND EQUIPMENT

	Mineral Properties
	Plant and		Care and	Pre-development
	equipment	Operating	maintenance	and non-operating	Total
Cost
Balance at September 30, 2011	14,277	-	-	20,257	34,534
Acquisition of Titan Uranium (Note 8)	43	-	-	34,323	34,366
Acquisition of Denison US Mining Division (Note 5)	64,634	176	-	4,015	68,825
Additions	2,180	2,112	-	5,395	9,687
Disposals	(516)	-	-	-	(516)
Balance at September 30, 2012	$80,618	$2,288	$-	$63,990	$146,896
Acquisition of Colorado Plateau Partners LLC &	-	-	-	1,997	1,997
Arizona Strip Partners LLC (Note 4)
Additions	3,174	3,057	-	13,297	19,528
Acquisition of Strathmore Minerals Corp (Note 7)	965	-	-	34,706	35,671
Disposals for the period	(1,502)	-	-	-	(1,502)
Reclassification to operating (2)	-	5,179	-	(5,179)	-
Reclassification to care and maintenance (1)	-	(3,169)	3,169	-	-
Revision of decommissioning liability	(2,071)	(28)	93	334	(1,672)
Reclassified to assets held for sale (4)	-	-	-	(4,415)	(4,415)
Balance at December 31, 2013	$81,184	$7,327	$3,262	$104,730	$196,503
Depreciation, depletion, disposals and impairment
Balance at September 30, 2011	$1,242	$-	$-	$-	$1,242
Depreciation for the period	2,414	-	-	-	2,414
Depletion for the period	-	37	-	-	37
Disposals for the period	(343)	-	-	-	(343)
Impairment (Note 13)	12,028	-	-	11,994	24,022
Balance at September 30, 2012	15,341	37	-	11,994	27,372
Depreciation for the period	8,460	-	-	-	8,460
Depletion for the period	-	622	-	-	622
Disposals for the period	(1,177)	-	-	-	(1,177)
Reclassification to care and maintenance (1)	-	(232)	232	-	-
Impairment (Note 13)(3)	36,298	4,173	2,730	17,056	60,257
Balance at December 31, 2013	$58,922	$4,600	$2,962	$29,050	$95,534

Carrying amounts
At September 30, 2012	$65,277	$2,251	$-	$51,996	$119,524
At December 31, 2013	$22,262	$2,727	$300	$75,680	$100,969

(1)

The Beaver, Pandora, and Daneros mines were placed on care and maintenance in the15 months ended December 31, 2013 as a result of current market conditions. Costs associated with the care and maintenance for mines are expensed in the period in which they are incurred and depletion is no longer recorded. For the 15 months ended December 31, 2013, the costs expensed in profit and loss were $5,402.

(2)	The Pinenut mine achieved commercial production in July 2013.

(3)

During the 15 months ended December 31, 2013, the Company tested its property, plant and equipment for impairment (excluding any assets acquired pursuant to the acquisition of Strathmore) and recognized an impairment loss of $60,257. A summary of the impairment charge by asset is provided in Note 13.

(4)	During the 15 months ended December 31, 2013 the Company identified some non-core assets and reclassified them to assets held for sale.

ENERGY FUELS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE 15 MONTHS ENDED DECEMBER 31, 2013 and 12 MONTHS ENDED SEPTEMBER 30, 2012
(Expressed in thousands of U.S. Dollars except share and per share amounts)

Pre-development and non-operating properties

The Company enters into exploration agreements from time to time whereby it may earn an interest in certain mineral properties by issuing common shares, making cash option payments and/or incurring expenditures in varying amounts by specified dates.

The following is a summary of the carrying value of pre-development non-operating property expenses shown by area of interest:

		December 31,		September 30,
		2013		2012
	$		$
Colorado Plateau		2,282		11,010
Henry Mountains		1,170		3,567
Arizona Strip		3,002		2,737
Wyoming (1)		43,372		34,682
New Mexico (2)		25,854		-
Total		75,680		51,996

(1)	Includes the Gas Hills, Juniper Ridge and Copper King mineral interests from the acquisition of Strathmore as well as the Company’s Sheep Mountain project.

(2)	Includes the Roca Honda, Marquez, Nose Rock, Dalton Pass and Sky mineral interests from the acquisition of Strathmore.

13. IMPAIRMENT OF NON-CURRENT ASSETS

Impairment for the 15 months ended December 31, 2013

The Company considers both quantitative and qualitative factors to assess impairment.

In the 15 months ended December 31, 2013, the Company identified the recent and the continued decline of uranium prices and the Company’s expectation to place certain of its mineral properties on care and maintenance as indicators of impairment.

For the purpose of performing impairment analysis, the Company grouped its plant and equipment at its White Mesa Mill together with its mines located in the Colorado Plateau, Henry Mountains and Arizona strip geographic regions as a single cash generating unit (“CGU”) (collectively referred as “WMM CGU”). The Company also assessed impairment of its properties in Wyoming and New Mexico on a standalone basis.

Based on the impairment analysis, the Company recorded an impairment loss of $60,257, in the quarter ended September 30, 2013, with respect to the WMM CGU. No impairment was recorded with respect to the Company’s mineral properties in the Wyoming and New Mexico area. The Company determined there were no additional indications of impairment at December 31, 2013.

ENERGY FUELS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE 15 MONTHS ENDED DECEMBER 31, 2013 and 12 MONTHS ENDED SEPTEMBER 30, 2012
(Expressed in thousands of U.S. Dollars except share and per share amounts)

The following table summarizes the impairment charges for property, plant and equipment related to the WMM CGU by area of interest for the 15 month period ending December 31, 2013:

	As at December 31, 2013
	Pre-	Impairment	Post-
	impairment	loss	impairment
Plant and equipment	58,560	(36,298)	22,262
Total plant and equipment	58,560	(36,298)	22,262
Mineral Properties
Operating
Arizona Strip	6,900	(4,173)	2,727
Total operating	6,900	(4,173)	2,727
Care and maintenance
Colorado Plateau	2,136	(1,836)	300
Daneros	894	(894)	-
Total care and maintenance	3,030	(2,730)	300
Pre-development and non-operating
Colorado Plateau	11,936	(9,654)	2,282
Henry Mountains	5,013	(3,843)	1,170
Arizona Strip	6,561	(3,559)	3,002
Wyoming	43,372	-	43,372
New Mexico	25,854	-	25,854
Total pre-development and non-operating	92,736	(17,056)	75,680
Total	161,226	(60,257)	100,969

Key Assumptions

The recoverable amount in the impairment analysis was based on the fair value less costs of disposal using discounted cash flow projections. Key assumptions used in the calculation of recoverable amounts include discount rates, uranium prices, future timing of production volume including the date when a mineral property can be brought into production and the expected cost to produce uranium and future operating costs.

The Company’s estimate of future uranium sales prices were based on the uranium prices prepared by industry analysts. For the purpose of the impairment analysis, management estimated a uranium price of $ 38.00/lb. for the period up to December 31, 2014; a price range of $42.00/lb. to $55.00/lb. for the period 2015 to 2018 and $62.00/lb. to $75.00/lb. for the period 2019 to 2024. The Company used a pre-tax discount rate of 12.5% based on the Company’s estimated weighted-average cost of capital for discounting the cash flow projections.

Impairment charges recognized against property, plant and equipment may be reversed if there are changes in the assumptions or estimates used in determining the recoverable amounts of the WMM CGU which indicate that a previously recognized impairment loss may no longer exist or may have decreased.

Sensitivity analysis

As at December 31, 2013, a 5% increase or decrease in the future uranium prices would result in a change in the recoverable amount by approximately $13.6 million, and a 1% increase or decrease in the discount rate would result in an approximately $4.6 million change in the recoverable amount based on current life of mine plans models.

ENERGY FUELS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE 15 MONTHS ENDED DECEMBER 31, 2013 and 12 MONTHS ENDED SEPTEMBER 30, 2012
(Expressed in thousands of U.S. Dollars except share and per share amounts)

Significant changes in uranium price would cause the Company to review its mine plans accordingly (See Note 25 for discussion change in industry price forecast).

Impairment for the 12 months ended September 30, 2012

Due to the acquisition of DMHC (Note 5) which resulted in the Company acquiring the White Mesa Mill, a fully operational uranium mill, the Company assessed the recoverable amount of Pińon Ridge Mill site for which the Company is incurring costs to obtain the mill permit. The Company estimated that the recoverable amount of Pińon Ridge Mill site based on fair value less cost to sell, considering comparable sales price per acre for nearby land. Based on the assessment, the carrying value of the Pińon Ridge Mill was determined to be $12.0 million higher than its recoverable amount, and an impairment loss was recognized in profit and loss for the 12 months ended September 30, 2012.

During the 12 months ended September 30, 2012, as a result of the drop in the U3O8 spot price through September 30, 2012, the Company's decisions to place the Beaver and Daneros mines on stand-by status and the fact that the Company has not budgeted any material investment in its exploration and evaluation assets, the Company tested its exploration and evaluation assets (excluding any assets acquired pursuant to the acquisitions of Titan, DMHC and White Canyon) for impairment and recognized an impairment loss of $11,994.

The following table summarizes the impairment charges for to the property, plant and equipment related to the by area of interest for the 12 month period ending September 30, 2012:

	As at September 30, 2012

	Pre -	Impairment
	impairment	loss	Post impairment
Plant and equipment
Property, plant and equipment	53,062	(12,028)	41,035
Total plant and equipment	53,062	(12,028)	41,035
Pre-development and non-operating
Colorado Plateau	24,626	(11,994)	12,632
Henry Mountains	14,450	-	14,450
Daneros	8,922	-	8,922
Arizona Strip	7,803	-	7,803
Wyoming	34,682	-	34,682
Total pre-development and non-operating	90,483	(11,994)	78,489
Total	143,545	(24,022)	119,524

ENERGY FUELS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE 15 MONTHS ENDED DECEMBER 31, 2013 and 12 MONTHS ENDED SEPTEMBER 30, 2012
(Expressed in thousands of U.S. Dollars except share and per share amounts)

14. INTANGIBLE ASSETS

Sales
contracts
Cost
Balance at September 30, 2012	$15,851
Balance at December 31, 2013	$15,851
Amortization
Balance at September 30, 2012	$1,942
Amortization for the period	6,137
Balance at December 31, 2013	$8,079
Carrying amounts
At September 30, 2012	$13,909
At December 31, 2013	$7,772

15. DECOMMISSIONING LIABILITIES AND RESTRICTED CASH

The following table summarizes the Company’s decommissioning liabilities:

		December 31,		September 30,
		2013		2012
	$		$
Reclamation obligations, beginning of period		15,199		466
Revision of estimate (1)		(1,933)		(45)
Liability from acquisition of Titan Uranium, Inc.		-		1,301
Liability from acquisition of Denison US Mining Division (Note 5)		-		13,369
Liability from acquisition of Colorado Plateau Partners LLC &
Arizona Strip Partners LLC (Note 4)		54		-
Liability from acquisition of Strathmore Minerals Corp (Note 7)		105		-
Accretion		416		108
Reclamation work		(42)		-
Reclamation obligations, end of period		13,799		15,199
Site restoration liability by location:
Exploration drill holes		172		43
White Mesa Mill		8,206		9,944
Colorado Plateau		2,053		1,679
Henry Mountains		441		417
Daneros		78		74
Arizona Strip		1,550		1,712
Sheep Mountain		1,299		1,330
		13,799		15,199
Site restoration liability:
Current		172		43
Non-current		13,627		15,156
		13,799		15,199

ENERGY FUELS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE 15 MONTHS ENDED DECEMBER 31, 2013 and 12 MONTHS ENDED SEPTEMBER 30, 2012
(Expressed in thousands of U.S. Dollars except share and per share amounts)

(1)	Revision of estimates is as a result of a change in the risk-free discount rates used to calculate decommissioning liabilities.

The decommissioning and reclamation of the White Mesa mill and U.S. mines are subject to legal and regulatory requirements. Estimates of the costs of reclamation are reviewed periodically by the applicable regulatory authorities. The above accrual represents the Company’s best estimate of the present value of future reclamation costs, discounted using risk-free interest rates ranging from 0.14% to 3.83% based on US Treasury rates of varying lengths ranging from 1 to 30 years. The total undiscounted decommissioning liability as at December 31, 2013 is $27,963 (September 30, 2012 - $26,647). Reclamation costs are expected to be incurred between 2014 and 2040.

Restricted cash, which is held by or for the benefit of regulatory agencies to settle these future obligations, are comprised of the following:

		December 31,		September 30,
		2013		2012
	$		$
Restricted cash, beginning of year		28,525		2,563
Restricted cash from acquisition of Titan (Note 8)		-		2,007
Restricted cash from acquisition of Denison US Mining Division (Note 5 )		-		24,965
Restricted cash from acquisition of Colorado Plateau Partners LLC & Arizona Strip Partners LLC (Note 4)		54		-
Restricted cash from acquisition of Strathmore Minerals Corp (Note 7 )		902		-
Refunds and returns for the year		(4,003)		(1,010)
Restricted cash, end of period		25,478		28,525

Mill and mine reclamation

The Company has cash, cash equivalents and fixed income securities as collateral for various bonds posted in favour of the State of Utah, the applicable state regulatory agencies in Colorado and Arizona and the U.S. Bureau of Land Management for estimated reclamation costs associated with the White Mesa mill and mining properties. Cash equivalents are short-term highly liquid investments with original maturities of three months or less. The restricted cash will be released when the Company has reclaimed a mineral property. During the 15 months ended December 31, 2013, the Company had a net refunds and returns of $4,003 from its collateral account (September 30, 2012 –($1,010) primarily as a result of the restructuring of the Company’s surety arrangements and the reduction of bonding requirements at some of the Company’s projects.

16. LOANS AND BORROWINGS

The contractual terms of the Company’s interest-bearing loans and borrowings, which are measured at amortized cost, and the Company’s convertible debentures which are measured at fair value, are as follows.

		December 31,		September 30,
		2013		2012
	$		$
Current portion of loans and borrowings:
Convertible debentures (1)		-		354
Secured note (2)		250		250
Finance leases and other		128		120
		378		724
Long-term loans and borrowings:
Convertible debentures (1)		17,478		21,750
Secured note (2)		203		602
Finance leases and other		271		413
		17,952		22,765

ENERGY FUELS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE 15 MONTHS ENDED DECEMBER 31, 2013 and 12 MONTHS ENDED SEPTEMBER 30, 2012
(Expressed in thousands of U.S. Dollars except share and per share amounts)

Terms and debt repayment schedule

Terms and conditions of outstanding loans were as follows:

					December 31,			September 30,
					2013			2012
				$			$
		Nominal
		interest	Year of			Carrying			Carrying
	Currency	rate	maturity		Face value	amount		Face value	amount
Convertible debentures (1)	USD	8.5%	2017		20,684	17,478		22,365	22,104
Secured note (2)	USD	-	2016		500	453		1,126	852
Finance leases and other	USD	7%	2013 -2017		566	399		566	533
					21,750	18,330		24,057	23,489

(1)

On July 24, 2012 the Company completed a bought deal public offering of 22,000 floating-rate convertible unsecured subordinated debentures maturing June 30, 2017(the “Debentures”). The Debentures were issued at a price of Cdn$1,000 per Debenture for gross proceeds of $21,551 (the “Offering”). The Debentures are convertible into common shares at the option of the holder at a conversion price of Cdn$15.00 per common share. Interest is paid in cash and in addition, unless an event of default has occurred and is continuing, the Company may elect, from time to time, subject to applicable regulatory approval, to satisfy its obligation to pay interest on the Debentures, on the date it is payable under the indenture (i) in cash; (ii) by delivering sufficient common shares to the debenture trustee, for sale, to satisfy the interest obligations in accordance with the indenture in which event holders of the Debentures will be entitled to receive a cash payment equal to the proceeds of the sale of such common shares; or (iii) any combination of (i) and (ii).

The Debentures will accrue interest, payable semi-annually in arrears on June 30 and December 31 of each year at a fluctuating rate, of not less than 8.5% and not more than 13.5%, indexed to the simple average spot price of uranium as reported on the Ux Weekly Indicator Price. Interest can be paid in cash or issuance of the Company’s common shares. The Debentures may be redeemed in whole or part, at par plus accrued interest and unpaid interest by the Company between June 30, 2015 and June 30, 2017 subject to certain terms and conditions, provided the volume weighted average trading price of the common shares of the Company on the TSX during the 20 consecutive trading days ending five days preceding the date on which the notice of redemption is given is not less than 125% of the conversion price.

Upon redemption or at maturity, the Company will repay the indebtedness represented by the Debentures by paying to the debenture trustee in Canadian dollars an amount equal to the aggregate principal amount of the outstanding Debentures which are to be redeemed or which have matured, as applicable, together with accrued and unpaid interest thereon.

Subject to any required regulatory approval and provided no event of default has occurred and is continuing, the Company has the option to satisfy its obligation to repay the Cdn$1.00 principal amount of the Debentures, in whole or in part, due at redemption or maturity, upon at least 40 days’ and not more than 60 days’ prior notice, by delivering that number of common shares obtained by dividing the Cdn$1,000 principal amount of the Debentures maturing or to be redeemed as applicable, by 95% of the volume-weighted average trading price of the common shares on the TSX during the 20 consecutive trading days ending five trading days preceding the date fixed for redemption or the maturity date, as the case may be. The debentures are classified as FVTPL where the debentures are measured at fair value based on the closing price on the TSX and changes are recognized in profit and loss. For the 15 months ended December 31, 2013 the Company recorded a gain on revaluation of convertible debentures of $2,744 (September 30, 2013 - $601).

(2)

On October 12, 2011 the Company issued a secured note in the amount of $1,126 for the assignment of a mineral lease with an effective interest rate of 7%. To date the Company has paid $625 in accordance with the terms of the agreement. The remaining balance of the note is repayable on the following schedule: October 13, 2014 ($250), and October 13, 2015 ($250). This note is secured by the lease. The current portion of this note is $250.

ENERGY FUELS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE 15 MONTHS ENDED DECEMBER 31, 2013 and 12 MONTHS ENDED SEPTEMBER 30, 2012
(Expressed in thousands of U.S. Dollars except share and per share amounts)

17. RELATED PARTY TRANSACTIONS

Key management personnel compensation

Key management includes the Company’s Chief Executive Officer (CEO), Chief Financial Officer (CFO), Chief Operating Officer (COO), General Counsel and Secretary, Senior Vice President Marketing and Sales, and the directors. In addition to their salaries or directors fees, executive officers and directors also participate in the Company's stock option plan (see Note 20).

Key management personnel compensation is comprised of the following:

	15 months ended	12 months ended
	December 31,	September 30,
	2013	2012
Salaries and short-term employee benefits	$2,316	$1,107
Share-based payments	923	2,983
	$3,239	$4,090

18. CAPITAL STOCK AND CONTRIBUTED SURPLUS

Authorized capital stock

The Company is authorized to issue an unlimited number of Common Shares without par value, unlimited Preferred Shares issuable in series, and unlimited Series A Preferred Shares. The Series A Preferred shares are non-redeemable, non-callable, non-voting and with no right to dividends. The Preferred Shares issuable in series will have the rights, privileges, restrictions and conditions assigned to the particular series upon the Board of Directors approving their issuance.

Issued capital stock

The issued and outstanding capital stock consists of Common Shares as follows:

	December 31, 2013		September 30, 2012
	Shares	Amount $	Shares	Amount $
Balance, beginning of period	13,572,121	178,745	2,479,993	60,052
Shares issued for acquisition of joint venture interests (Note 4)	70,551	682	-	-
Shares issued for Titan Uranium Inc. asset purchase (a)	-	-	1,781,280	32,498
Shares issued for Titan Uranium Inc. advisory fees (b)	-	-	25,130	431
Shares issued for Denison US Mining merger (Note 5)	-	-	8,508,817	79,322
Shares issued for Denison US Mining advisory fees	-	-	87,478	981
Shares and warrants issued for private placement (c)	-	-	710,010	6,549
Shares issued for Virginia Energy shares (Note 6)	437,028	3,908	-	-
Shares issued for Virginia Energy advisory fees (Note 5)	5,405	39	-	-
Stock options exercised	-	-	333	5
Treasury shares (d)	-	-	(20,920)	(370)
Shares and warrants issued for private placement (e)	947,616	5,684	-	-
Shares issued for investor relations	21,000	167	-	-
Shares issued for property acquisitions	31,407	275	-	-
Shares issued Strathmore Minerals Corp. asset purchase (Note 7) (f)	3,728,419	37,097	-	-
Shares issued Strathmore Minerals Corp. advisory fees (g)	55,095	548	-	-
Shares issued to employees of Strathmore in consideration of
termination liability (h)	107,645	989	-	-
Shares and compensation warrants issued for public offering (i)	625,000	4,775	-	-
Tax recovery from expired share purchase warrants	-	266
Adjustment due to rounding for share consolidation	(36)	-	-	-
Share issuance costs	-	(1,086)	-	(723)
Balance, end of period	19,601,251	232,089	13,572,121	178,745

ENERGY FUELS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE 15 MONTHS ENDED DECEMBER 31, 2013 and 12 MONTHS ENDED SEPTEMBER 30, 2012
(Expressed in thousands of U.S. Dollars except share and per share amounts)

a)

On February 29, 2012, the Company completed the acquisition of Titan Uranium Inc. in exchange of 1,781,208 EFI’s common shares at Cdn$18.00 per share aggregating to $32,498. The acquisition was accounted for as an asset purchase.

b)

Pursuant to the acquisition of Titan Uranium Inc., the Company issued 25,130 EFI common shares valued at $431 in satisfaction of the advisory fee. The value of the EFI shares issued was calculated using the share price of the Company’s shares on the date the acquisition closed.

c)

On June 21, 2012, the Company completed an equity private placement of 710,110 non-transferable subscription receipts at a price of Cdn$11.50 per subscription receipt for gross total proceeds of $8,013. Each subscription receipt was exchangeable into one unit of the Company upon completion of the Acquisition of the Denison US Mining Division. Each unit consisted of one common share and one-half of one warrant. Each whole warrant entitles the holder to purchase one additional common share at a price of Cdn$13.50 until June 22, 2015.The fair value of the 355,005 full warrants that were issued on the completion of the private placement totaled $1,464 and this value was recorded in share purchase warrants, a separate component of shareholders’ equity.

d)

As a result of the Company’s acquisition of Titan Uranium Inc., the Company acquired ownership of 20,920 shares of EFI common stock. Such shares are treated as treasury shares at December 31, 2013 and are shown as a reduction of equity.

e)

On June 13, 2013, the Company completed an equity private placement of 947,616 non-transferable subscription receipts at a price of Cdn$7.00 ($6.75) per subscription receipt for gross total proceeds of $6,522. Each subscription receipt was exchangeable into one unit of the Company. Each unit consisted of one common share and one-half of one warrant. Each whole warrant entitles the holder to purchase one additional common share at a price of Cdn$9.50 until June 15, 2015.Also included in the consideration are compensation warrants where each whole warrant entitles the holder to purchase one common share at a price of Cdn$9.00 until June 15, 2015. The fair value of the 473,808full warrants and the 50,594 compensation warrants that were issued on the completion of the private placement totaled $838 and this value was recorded in share purchase warrants, a separate component of shareholders’ equity.

f)

On August 29, 2013 the Company completed the acquisition of Strathmore in exchange for 3,665,395 Energy Fuels common shares at Cdn$10.50 ($10.00) per share aggregating to $36,470, plus 63,024 EFI common shares at Cdn$10.50 (S10.00) per share aggregating to $627 for replacement of Strathmore’s restricted share units which had fully vested upon acquisition by EFI.

g)

Pursuant to the acquisition of Strathmore, the Company issued 55,095 EFI common shares valued at $548 in satisfaction of the advisory fee. The value of the Energy Fuels shares issued was calculated using the share price of the Company’s shares on the date the acquisition closed.

h)

On September 11, 2013 the Company issued 107,645 shares valued at $989 to former employees of Strathmore in consideration for termination liabilities of certain employees. The value of the Energy Fuels shares issued was calculated using the share price of the Company’s shares on the date the shares were issued. These costs were expensed in the consolidated financial statements of the Company.

i)

On October 16, 2013 the Company completed an offering of 625,000 shares at a price of Cdn$8.00 ($7.73) for total gross proceeds of $4,833. Also included in the consideration are 30,963compensation warrants where each whole warrant entitles the holder to purchase one common share at a price of Cdn$8.00 until October 16, 2016. The fair value of the 30,963 compensation warrants that were issued on the completion of the offering totaled $58.

ENERGY FUELS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE 15 MONTHS ENDED DECEMBER 31, 2013 and 12 MONTHS ENDED SEPTEMBER 30, 2012
(Expressed in thousands of U.S. Dollars except share and per share amounts)

Contributed surplus

		December 31,		September 30,
		2013		2012
	$		$
Balance, beginning of period		17,906		13,809
Share purchase warrants expired		2,004		-
Tax expense from expired share purchase warrants		(266)		-
Share-based compensation		1,538		4,099
Stock options exercised		-		(2)
Balance, end of period		21,182		17,906

Share Purchase Warrants

		Exercise Price	Warrants
Month Issued	Expiry Date	Cdn$	Issued
March 2011	March 31, 2015	32.50	230,000
June 2012	June 22, 2015	13.25	355,005
June 2013	June 15, 2015	9.50	473,808
June 2013	June 15, 2015	9.00	50,594
October 2013	October 16, 2015	8.00	30,963

	Weighted	Number of warrants
	Average
	Exercise Price	December 31,	September 30,
	Cdn$	2013	2012
Balance, beginning of period	24.50	915,743	262,200
Warrants issued i n exchange for Titan Uranium Inc. warrants	32.50	-	298,538
Warrants issued i n connection with private placement	13.25	-	355,005
Expiration of agent warrants issued in connection with public offering	25.00	(32,200)	-
Expiration of warrants issued in exchange for Titan Uranium Inc. warrants	32.50	(298,538)	-
Warrants issued i n connection with private placement	9.45	524,402	-
Warrants issued i n connection with the public offering	8.00	30,963	-
Balance, end of period	15.24	1,140,370	915,743

		December 31,		September 30,
		2013		2012
	$		$
Balance, beginning of period		6,002		4,159
Warrants issued in exchange for Ti tan Uranium Inc. warrants (1)		-		541
Warrants issued in connection with public offering (2)		-		1,464
Expiration of warrants issued in exchange for Titan Uranium Inc. warrants (1)		(541)		-
Expiration of warrants issued in connection with public offering (2)		(1,464)		-
Warrants issued in connection with private placement (3)		838		-
Warrants issued in connection with the public offering (4)		60		-
Share issuance costs		(58)		(162)
Balance, end of period		4,837		6,002

ENERGY FUELS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE 15 MONTHS ENDED DECEMBER 31, 2013 and 12 MONTHS ENDED SEPTEMBER 30, 2012
(Expressed in thousands of U.S. Dollars except share and per share amounts)

(1)

The following weighted average assumptions were used for the Black-Scholes option pricing model to calculate the $541 of fair value for the 298,538Titan warrants assumed as part of the acquisition of Titan:

Risk-free rate	0.92% - 0.94%
Expected life	0.76 – 1.43 years
Expected volatility	74% - 106%*
Expected dividend yield	0.0%

(2)

The following weighted average assumptions were used for the Black-Scholes option pricing model to calculate the $1,464 of fair value for the 355,005warrants issued in connection with the June 2012 private placement:

Risk-free rate	1.22%
Expected life	3.0 years
Expected volatility	82%*
Expected dividend yield	0.0%

(3)

The following weighted average assumptions were used for the Black-Scholes option pricing model to calculate the $838 of fair value for the 542,402 warrants issued in connection with the June 2013 private placement.

Risk-free rate	1.016%
Expected life	2.0 years
Expected volatility	94%*
Expected dividend yield	0.0%

(4)

The following weighted average assumptions were used for the Black-Scholes option pricing model to calculate the $60 of fair value for the 30,963 warrants issued in connection with the October 2013 public offering:

Risk-free rate	1.186%
Expected life	2.0 years
Expected volatility	93%*
Expected dividend yield	0.0%

*	Expected volatility is measured based on the Company’s historical share price volatility over the expected life of the warrants.

19. EARNINGS (LOSS) PER COMMON SHARE

	15 months ended	12 months ended
	December 31,	September 30,
	2013	2012
Earnings (loss) attributable to shareholders	($87,325)	$1,534
Basic and diluted weighted average number of common shares outstanding	15,557,980	5,898,176
Earnings (loss) per common share	($5.61)	$0.26

Basic earnings (loss) per share

The calculation of basic earnings per share at December 31, 2013 was based on the net income (loss) attributable to common shareholders of $(87,325) (September 30, 2012 – $1,534), and a weighted average number of common shares outstanding of 15,557,980(September 30, 2012 – 5,898,176).

ENERGY FUELS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE 15 MONTHS ENDED DECEMBER 31, 2013 and 12 MONTHS ENDED SEPTEMBER 30, 2012
(Expressed in thousands of U.S. Dollars except share and per share amounts)

Weighted average number of common shares (basic)

The following is a reconciliation of weighted average shares outstanding for the 15 months ended December 31, 2013 and the 12 months ended September 30, 2012:

	15 months ended	12 months ended
	December 31, 2013	September 30, 2012
Issued common shares at beginning of period	13,572,121	2,479,993
Effect of treasury s hares held	-	(12,266)
Effect of share options exercised	-	153
Effect of shares issued related to Denison US Mining merger	-	2,190,289
Effect of shares issued in asset acquisitions	1,101,711	1,059,100
Effect of shares issued in a private placements	744,151	180,907
Effect of shares issued in a public offerings	104,167	-
Effect of shares issued to settle obligations	35,830	-
Weighted average shares outstanding	15,557,980	5,898,176

Diluted earnings (loss) per share

The calculation of diluted earnings per share after adjustment for the effects of all potential dilutive common shares, calculated as follows:

	15 months ended	12 months ended
	December 31,	September 30,
	2013	2012
Earnings (loss) attributable to shareholders	($87,325)	$1,534
Basic and diluted weighted average number of common shares outstanding	15,557,980	5,898,176
Earnings (loss) per common share	($5.61)	$0.26

At December 31, 2013, 1,935,688 options and warrants (September 30, 2012 – 1,520,098)and the potential conversion of the uranium debentures have been excluded from the calculation as their effect would have been anti-dilutive.

The average market value of the Company’s shares for purposes of calculating the dilutive effect of share options was based on quoted market prices for the period during which the options were outstanding.

20. SHARE-BASED PAYMENTS

Stock options

The fair value of stock options granted during the 15 months ended December 31, 2013 and the 12 months ended September 30, 2012 is as follows:

		15 months ended		12 months ended
		December 31, 2013		September 30, 2012
	$		$
Share option plan expense (1)		1,269		4,099
Replacement of Strathmore options (2)		269		-
Value of s tock options granted		1,538		4,099

(1)

The Company has established a stock option plan whereby the Board of Directors may grant options to employees, directors and consultants to purchase common shares of the Company. The maximum number of authorized but unissued shares available to be granted under the plan shall not exceed 10% of its issued and outstanding common shares. The exercise price of the options is set at the Company’s closing share price on the day before the grant date.

ENERGY FUELS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE 15 MONTHS ENDED DECEMBER 31, 2013 and 12 MONTHS ENDED SEPTEMBER 30, 2012
(Expressed in thousands of U.S. Dollars except share and per share amounts)

For the15 months ended December 31, 2013, the Company granted 496,121 stock options (September 30, 2012 – 502,920) to its employees, directors, consultants and former employees of Strathmore, recording stock-based compensation expense of $1,538 including $312 capitalized as a cost of the Strathmore transaction (September 30, 2012 – $3,636, net of $457 capitalized).

The fair value of stock options granted to employees, directors and consultants was estimated on the dates of the grants using the Black-Scholes option pricing model with the following assumptions used for the grants made during the year:

Risk-free rate	1.18% - 1.84%
Expected life	1.2– 5.0 years
Expected volatility	60% - 95%*
Expected dividend yield	0.0%

(2)

The fair value of stock options granted to former employees, directors and consultants of Strathmore was estimated on the dates of the grants using the Black-Scholes option pricing model with the following assumptions used for the grants made during the year:

Risk-free rate	1.06% - 2.40%
Expected life	0.2– 9.2 years
Expected volatility	51% - 104%*
Expected dividend yield	0.0%

*	Expected volatility is measured based on the Company’s historical share price volatility over the expected life of the stock options.

The summary of the Company’s stock options at December 31, 2013 and September 30, 2012, and the changes for the fiscal years ending on those dates is presented below:

	15 months ended			12 months ended
	December 31, 2013			September 30, 2012

		Weighted		Range of	Weighted
	Range of	Average		Exercise	Average
	Exercise Prices	Exercise Price	Number of	Prices	Exercise Price	Number of
	Cdn$	Cdn$	Options	Cdn$	Cdn$	Options
Balance, beginning of period	8.00 - 112.50	16.56	620,756	0.16 - 2.25	29.52	132,406
Transactions during the period:
Granted	7.60 - 44.22	14.79	496,121	11.50 - 43.00	13.32	502,920
Exercised	-	-	-	10.00	10.00	(333)
Forfeited	7.60 - 44.22	19.45	(180,323)	10.00 - 112.50	19.69	(12,867)
Expired	13.95 - 112.50	24.50	(141,236)	22.50	22.50	(1,370)
Balance, end of period	7.60 - 44.22	14.27	795,318	8.00 - 112.50	16.63	620,756

The weighted average price on option exercised in the 12 months ended September 30, 2012 was $10.00.

The following table reflects the actual stock options issued and outstanding as of December 31, 2013:

ENERGY FUELS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE 15 MONTHS ENDED DECEMBER 31, 2013 and 12 MONTHS ENDED SEPTEMBER 30, 2012
(Expressed in thousands of U.S. Dollars except share and per share amounts)

	Options outstanding		Options Exercisable
		Weighted average		Weighted average
Exercise price		remaining		remaining
(Cdn$)	Quantity	contractual life	Quantity	contractual life
$0.00 to $9.99	215,915	4.80	215,915	4.80
$10.00 to $19.99	506,190	3.21	506,190	3.21
$20.00 to $29.99	44,618	1.93	44,618	1.93
$30.00 to $39.99	13,819	1.95	13,819	1.95
$40.00 to $49.99	14,776	1.70	14,776	1.70
	795,318		795,318

21. INCOME TAXES

A reconciliation of income tax expense (recovery) and the product of accounting income before income tax, multiplied by the combined Canadian federal and provincial statutory income tax rate for the 15 months ended December 31, 2013 and the 12 months ended September 30, 2012 is as follows:

	15 months ended	12 months ended
	December 31,	September 30,
	2013	2012
Income (loss) before income taxes	$(87,325)	$16,973
Combined federal and provincial rate	26.50%	26.88%

Expected income tax expense (recovery)	(23,141)	4,562
	-
Stock based compensation	317	979
Non-taxable items	(59)	(15,220)
Non-deductible items	58
Foreign tax rate differences	(9,147)	2,972
Change in unrecognized temporary differences	31,972	6,707
Income tax expense (recovery)	$-	$-

ENERGY FUELS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE 15 MONTHS ENDED DECEMBER 31, 2013 and 12 MONTHS ENDED SEPTEMBER 30, 2012
(Expressed in thousands of U.S. Dollars except share and per share amounts)

The significant components of the Company's deferred income tax assets (liabilities) are as follows:

	December 31,	September 30,
	2013	2012

Deferred tax asset:
Other	$-	$-
Net operating losses	3,772	$9,307
Deferred income tax asset	$3,772	$9,307

Deferred tax liabilities:

Intangibles	(2,924)	(5,696)
Convertible debentures	(848)
Property, plant and equipment	-	(1,896)
Inventories and short-term investments	-	(1,715)
Deferred tax liabilities:	$(3,772)	$(9,307)
Deferred tax assets - net	$-	$-

The aggregate amount of taxable temporary differences associated with investments in subsidiaries, for which deferred tax liabilities have not been recognized, as of December 31, 2013 is $3,100 (September 30, 2012, $55,773).

Unrecognized Deferred Tax Assets

Deferred tax assets have not been recognized in respect of the following deductible temporary differences:

	December 31,	September 30,
	2013	2012
Loss Carryforwards	168,392	$164,173
Mineral properties and deferred costs	67,926	28,959
Reclamation and remediation obligations	13,016	15,724
Inventories, Investments & Other	3,740	6,405
Property, plant and equipment	5,321	-
	$258,395	$215,261

At December 31, 2013 and September 30, 2012 the Company did not recognize the benefit related to the deferred tax assets for the above related items in the financial statements as management did not consider it probable that the Company will be able to realize the deferred tax assets in the future.

The following table summarizes the Company's non-capital losses and net operating losses that can be applied against future taxable profit.

Country	Type	Amount	Expiry Date
Canada	Non-capital losses	$36,178	2014 - 2033
United States	Net operating losses	143,187	2026 - 2033

ENERGY FUELS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE 15 MONTHS ENDED DECEMBER 31, 2013 and 12 MONTHS ENDED SEPTEMBER 30, 2012
(Expressed in thousands of U.S. Dollars except share and per share amounts)

22. SUPPLEMENTAL FINANCIAL INFORMATION

The components of revenues are as follows:

	15 months ended	12 months ended
	December 31,	September 30,
	2013	2012
Uranium concentrates	$63,732	$24,939
Vanadium concentrates	9,194	-
Alternate feed materials processing and other	322	89
Revenues	$73,248	$25,028

The Company has three major customers to which its sales for the year were as follows: $26,935; $10,409; $26,389; (2012-$6,949; $5,183; nil).

The Company’s revenues by country of customer for the current year were as follows: $46,313 - U.S.;$26,935 - South Korea (2012 - $18,079 - U.S.;$6,949 - South Korea).

The components of selling, general and administrative expenses are as follows:

	15 months ended	12 months ended
	December 31,	September 30,
	2013	2012

Intangible asset amortization	$6,137	$1,943
Selling expenses	1,252	130
Strathmore termination payments	2,418	-
General and administrative	15,090	9,369
Selling, general and administrative expenses	$24,897	$11,442

The components of finance income (expense) are as follows:

	15 months ended	12 months ended
	December 31,	September 30,
	2013	2012
Accretion expense	$(416)	$(108)
Change in value of marketable securities	(539)	(1,787)
Foreign exchange	497	(295)
Change in value of convertible debentures	2,744	601
Interest expense	(1,971)	(463)
Interest income	645	183
Finance income (expense)	$960	$(1,869)

A summary of depreciation, depletion and amortization expense recognized in the consolidated financial statements is as follows:

	15 months ended	12 months ended
	December 31,	September 30,
	2013	2012
Recognized in production cost of sales	$7,710	$617
Recognized in care and maintenance expenses	2,544	-
Recognized in selling, general and administrative	6,139	2,017
Depreciation, depletion and amortization	$16,393	$2,634

ENERGY FUELS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE 15 MONTHS ENDED DECEMBER 31, 2013 and 12 MONTHS ENDED SEPTEMBER 30, 2012
(Expressed in thousands of U.S. Dollars except share and per share amounts)

A summary of employee benefits expense recognized in the consolidated financial statements is as follows:

	15 months ended	12 months ended
	December 31,	September 30,
	2013	2012
Recognized in property, plant and equipment and inventories
Salaries and short-term employee benefits	22,462	6,248
Share-based compensation	-	457
	22,462	6,705
Recognized in selling, general and administration
Salaries and short-term employee benefits	5,654	2,596
Share-based compensation	1,201	3,642
	6,855	6,238
Employee benefits expenses	29,317	12,943

The change in non-cash working capital items in the consolidated statements of cash flows is as follows:

	15 months ended	12 months ended
	December 31,	September 30,
	2013	2012
Change in non-cash working capital items:
Change in trade and other receivables	$14,471	$5,988
Change in inventories	(9,819)	(15,520)
Change in prepaid expenses and other assets	(285)	742
Change in accounts payable and accrued liabilities	(1,477)	(112)
Change in non-cash working capital items	$2,890	$(8,902)

A summary of other income (expense) recognized in the consolidated financial statements is as follows:

	15 months ended	12 months ended
	December 31,	September 30,
	2013	2012
Transaction costs	$-	$(4,893)
Share of equity-accounted investees (Note 6)	(1,286)	-
Other	31	(189)
Other Income (expense)	$(1,255)	$(5,082)

The Company’s loss from operations included the following expenses presented by function:

	15 months ended	12 months ended
	December 31,	September 30,
	2013	2012
Cost of sales	$133,440	$45,732
General and administrative	24,897	11,442
	$158,337	$57,174

Cost of sales for the 15 month period ended December 31, 2013 includes impairment charges of $60,257 related to its US operating and non-operating properties (12 month period ended September 30, 2012 - $24,022 related to the impairment of the Pińon Ridge mill and exploration properties).

ENERGY FUELS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE 15 MONTHS ENDED DECEMBER 31, 2013 and 12 MONTHS ENDED SEPTEMBER 30, 2012
(Expressed in thousands of U.S. Dollars except share and per share amounts)

23. COMMITMENTS AND CONTINGENCIES

General legal matters

The Company is involved, from time to time, in various legal actions and claims in the ordinary course of business. In the opinion of management, the aggregate amount of any potential liability is not expected to have a material adverse effect on the Company’s financial position or results.

One of the Company’s subsidiaries, Energy Fuels Resources (USA) Inc. (“EFRI”), entered into a fixed price construction contract with KGL Associates, Inc. (“KGL”) in 2009 relating to the construction of tailings cell 4B at the Company’s White Mesa Mill. The performance by KGL of its obligations under this contract was under dispute. In the dispute: (a) EFRI sought approximately $3.25 million in damages from KGL, including project completion costs as well as indemnity and reimbursement from KGL for monies paid by EFRI to KGL subcontractors or suppliers unpaid when KGL abandoned the project; (b) KGL sought payment of approximately $1.65 million for alleged project labor and/or equipment inefficiencies allegedly caused by EFRI and foregone profits and to enforce its lien against the Mill property; and (c) both parties sought pre-judgment interest, attorney fees and costs. The parties agreed to settle this matter in binding arbitration. Under the Arrangement Agreement dated May 23, 2012 between the Company and Denison Mines Corp., which was entered into in connection with the acquisition by the Company of the Denison US Mining Division in June 2012, Denison agreed to fully indemnify the Company in connection with this litigation and will receive any proceeds from arbitration. On January 10, 2014 the arbitrator issued his decision, awarding damages in favor of Denison. This matter is now concluded.

On November 26, 2012, the Company was served with a Plaintiff’s Original Petition and Jury Demand claiming an unspecified amount of damages from the disease and injuries resulting from mesothelioma from exposure to asbestos, which the Plaintiff claims was contributed to by being exposed to asbestos products and dust from asbestos products while working at the White Mesa Mill. The Plaintiff has also named a number of manufacturers of asbestos and asbestos-related products in the law suit. The Company does not consider this claim to have any merit and therefore does not believe it will material affect the Company’s financial position, results of operations or cash flows. On January 28, 2013, the Company filed a Special Appearance to Challenge Personal Jurisdiction, Motion to Transfer Venue, Motion to Dismiss for Forum Non Conveniens and Original Answer Subject Thereto.

On March 7, 2013, the Center for Biological Diversity, the Grand Canyon Trust, the Sierra Club and the Havasupai Tribe (the “Plaintiffs”) filed a complaint in the U.S. District Court for the District of Arizona (the “District Court”) against the Forest Supervisor for the Kaibab National Forest and the U.S. Forest Service (“USFS”, collectively, the “Defendants”) seeking an order declaring that the USFS failed to comply with environmental, mining, public land, and historic preservation laws in relation to the Company’s Canyon mine, and setting aside and vacating any approvals and authorizations regarding exploration and mining operations at the Canyon mine. In addition, the Plaintiffs seek injunctive relief directing operations to cease at the mine and enjoining the USFS from authorizing or allowing any further exploration or mining-related activities at the Canyon mine until the USFS fully complies with all applicable laws. In April 2013, the Plaintiffs filed a Motion for Preliminary Injunction to enjoin the Defendants from allowing construction and/or mining activities to occur at the Canyon mine and suspending all USFS approvals. This motion was denied by the District Court on September 9, 2013. In October 2013 Plaintiffs appealed the District Court’s Order to the 9th Circuit Court of Appeals (the “Court of Appeals”), and filed two Emergency Motions for an Injunction Pending Appeal. In November 2013, the Company decided to place shaft sinking operations on standby at the Canyon Mine, due to market conditions, and to simplify and lessen the expense of the litigation at the mine. At the same time, the Company entered into a stipulation agreement with Plaintiffs under which the Company agreed to keep shaft sinking operations on standby until the earlier of the date the District Court issues a final appealable order on the merits of Plaintiffs’ claims, or December 31, 2014. In return, Plaintiffs agreed to stay their appeal of the District Court’s denial of their Motion for Preliminary Injunction in the Court of Appeals, and the emergency motions related thereto. As a result of this stipulation agreement, the Court of Appeals stayed Plaintiffs’ appeal and emergency motions. Proceedings on the merits of the case are ongoing. If the Plaintiffs are successful on the merits, the Company may be required to maintain activities at the mine on standby for longer than otherwise planned, pending resolution of the matter. Such a required prolonged stoppage of mine development and mining activities could have a significant impact on the Company.

ENERGY FUELS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE 15 MONTHS ENDED DECEMBER 31, 2013 and 12 MONTHS ENDED SEPTEMBER 30, 2012
(Expressed in thousands of U.S. Dollars except share and per share amounts)

Mineral property commitments

The Company enters into commitments with federal and state agencies and private individuals to lease mineral rights. These leases are renewable annually and are expected to total $1.2 million for the 15 months ended December 31, 2014.

The following table reflects the operating commitments on an undiscounted basis as of December 31, 2013:

		2014		2015		2016		2017		2018		Thereafter		Total
As at December 31,	$		$		$		$		$		$		$
Rent		297		304		311		291		-		-		1,203
Office expenses		40		31		15		-		-		-		86
Consumable materials contracts		4,125		-		-		-		-		-		4,125
Reclamation expenditures		1,876		761		-		-		-		25,326		27,963
		6,338		1,096		326		291		-		25,326		33,377

24. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

(a) Fair value hierarchy:

Financial instruments recorded at fair value on the balance sheet are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The three levels of fair value hierarchy are:

Level 1 – Reflects inputs based on quoted prices in active markets for identical assets or liabilities.
Level 2 – Reflects inputs other than quoted prices that are observable for the asset or liability either directly or indirectly.
Level 3 – Reflects inputs that are not based on observable market data.

The following table illustrates the classification of the Company’s financial instruments carried at fair value within the fair value hierarchy as of December 31, 2013:

	Level 1	Level 2	Level 3	Total
Marketable securities	409	-	-	409
Convertible debentures	17,478	-	-	17,478
	$17,887	$-	$-	$17,887

(b) Fair values:

As at December 31, 2013, the fair values of cash and cash equivalents, restricted cash, short-term deposits, receivables, accounts payable and accrued liabilities approximate their carrying values because of the short-term nature of these instruments.

(c) Credit risk:

Credit risk relates to cash and cash equivalents and trade and other receivables and arises from the possibility that any counterparty to an instrument fails to perform. The Company only transacts with highly-rated counterparties and a limit on contingent exposure has been established for any counterparty based on that counterparty’s credit rating. The Company’s sales are attributable mainly to three multinational utilities. As at December 31, 2013, the Company’s maximum exposure to credit risk was the carrying value of cash and cash equivalents, trade receivables and taxes recoverable.

ENERGY FUELS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE 15 MONTHS ENDED DECEMBER 31, 2013 and 12 MONTHS ENDED SEPTEMBER 30, 2012
(Expressed in thousands of U.S. Dollars except share and per share amounts)

The aging of trade and other receivables at the reporting date that were not impaired were as follows:

		December 31,		September 30,
		2013		2012
	$		$
Neither past due or impaired		593		15,268
Past due 1-30 days		38		-
Past due 31-90 days		20		-
Past due 91-120 days		2		-
		653		15,268

(d) Liquidity risk:

Liquidity risk is the risk the Company will not be able to meet the obligations associated with its financial liabilities. The Company manages liquidity risk through the management of its capital structure as outlined in Note 17 and 19. The Company has $33,481 of working capital as at December 31, 2013 (September 30, 2012 - $41,934). Accounts payable and accrued liabilities, current portion of notes payable and current taxes payable are due within the current operating year. The Company’s financial liabilities and other commitments are listed in Notes 15 and20.

The following are the contractual maturities of financial liabilities (undiscounted) outstanding as at December 31, 2013:

	< 1 year	1 to 2 years	2 to 5 years	Thereafter	Total
Accounts payable and accrued liabilities	$5,441	$-	$-	$-	$5,441
Loans and borrowings	$2,033	$2,033	$23,652	$-	27,835
	$7,474	$2,033	$23,652	$-	$33,276

(e) Foreign Currency Risk:

The foreign exchange risk relates to the risk that the value of financial commitments, recognized assets or liabilities will fluctuate due to changes in foreign currency rates. The Company does not use any derivative instruments to reduce its exposure to fluctuations in foreign currency exchange rates.

The following table summarizes, in United States dollar equivalents, the Company’s major foreign currency (Cdn$) exposures as of December 31, 2013:

Cash and cash equivalents	$5,490
Accounts payable and accrued liabilities	(907)
Loans and borrowings	(17,478)
Total	$(12,895)

The table below summarizes a sensitivity analysis for significant unsettled currency risk exposure with respect to the Company’s financial instruments as at December 31, 2013 with all other variables held constant. It shows how net income would have been affected by changes in the relevant risk variable that were reasonably possible at that date.

	Change for	Increase (decrease) in other
	Sensitivity Analysis	comprehensive income
	+1% change in U.S.
Strengthening net earnings	dollar	$254
	-1% change in U.S.
Weakening net earnings	dollar	$(254)

ENERGY FUELS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE 15 MONTHS ENDED DECEMBER 31, 2013 and 12 MONTHS ENDED SEPTEMBER 30, 2012
(Expressed in thousands of U.S. Dollars except share and per share amounts)

(f) Interest rate risk:

The Company is also exposed to an interest rate risk associated with the convertible debentures which is based on the spot market price of U3O8. The Company does not use derivatives to manage interest rate risk. The following chart displays the interest rate at various U3O8 price levels.

UxC U3O8 Weekly Indicator Price	Annual Interest Rate

Up to $54.99	8.50%
$55.00 – $59.99	9.00%
$60.00 – $64.99	9.50%
$65.00 – $69.99	10.00%
$70.00 – $74.99	10.50%
$75.00 – $79.99	11.00%
$80.00 – $84.99	11.50%
$85.00 – $89.99	12.00%
$90.00 – $94.99	12.50%
$95.00 – $99.99	13.00%
$100 and above	13.50%

(g) Capital management:

The Company’s objectives, when managing capital, are to safeguard cash as well as maintain financial liquidity and flexibility in order to preserve its ability to meet financial obligations and deploy capital to develop its mining properties into production and to maintain investor, creditor and market confidence to sustain the future development of the business. The Company considers its capital structure to include share capital and working capital.

The Company’s financial strategy is designed to maintain a flexible capital structure consistent with the objectives stated above and to respond to business growth opportunities and changes in economic conditions. In order to maintain or adjust its capital structure, the Company may, from time to time, issue new shares, issue new debt (secured, unsecured, convertible and/or other types of debt instruments), acquire or dispose of assets or adjust its capital spending to manage its ability to continue as a going concern.

As of December 31, 2013, the Company is not subject to any externally imposed capital requirements.

25. SUBSEQUENT EVENTS

Issuance of stock options

On January 23, 2014 the Company granted 307,250 stock options to its employees, directors and consultants at a price of $Cdn9.05 ($8.28) . These options carry a five year life and are vested as follows: 50% immediately; 25% on January 23, 2015; 25% on January 23, 2016.

Restructuring of regulatory bonding portfolio

On March 3, 2014, the Company completed the replacement of its $28,167 regulatory bonding portfolio, utilizing three different qualified sureties. As a result of replacing the bonds, the Company released $12,336 of previously restricted cash. Prior bonding arrangements, covering all of the Company’s mines and mills, required the Company to post 100% cash collateral to back the currently outstanding $27,963 undiscounted decommissioning liability.

ENERGY FUELS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE 15 MONTHS ENDED DECEMBER 31, 2013 and 12 MONTHS ENDED SEPTEMBER 30, 2012
(Expressed in thousands of U.S. Dollars except share and per share amounts)

Update of industry price forecast

The Company utilizes various industry forecasts to assist in its valuation of long-lived assets. Subsequent to year end, one such forecast was issued that predicts lower future uranium prices than the expected future uranium prices used by the Company for its assessment of valuation of long-lived assets for the year ended December 31, 2013. Uranium pricing is one of many assumptions used by the Company in assessing the recoverable amount of long-lived assets. Any changes to assumptions subsequent to December 31, 2013 will be utilized on a prospective basis within any future impairment analyses.